PROSPECTUS SUPPLEMENT (To Prospectus dated August 21, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-136297

The Neiman Marcus Group, Inc.

7.125% Senior Debentures due 2028

___________

Recent Developments

We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Neiman Marcus, Inc. for the period ended October 28, 2006. The attached information updates and supplements The Neiman Marcus Group, Inc.’s Prospectus dated August 21, 2006.

You should carefully consider the risk factors beginning on page 15 of the Prospectus before investing.

___________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

___________

This prospectus will be used by Credit Suisse Securities (USA) LLC in connection with offers and sales in market-making transactions at certain negotiated prices related to prevailing market prices.  Credit Suisse Securities (USA) LLC has advised us that it is currently making a market in the securities; however, it is not obligated to do so and may stop at any time. Credit Suisse Securities (USA) LLC may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the securities but will bear the expenses of registration. See “Plan of Distribution” in the Prospectus.

___________

Credit Suisse

December 6, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-Q

☒        QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended October 28, 2006

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 333-133184-12

Neiman Marcus, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-3509435
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1618 Main Street
Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (214) 743-7600

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

There were 1,012,264 shares of the registrant’s common stock, par value $.01 per share, outstanding at October 28, 2006.

NEIMAN MARCUS, INC.

INDEX

		Page
Part I.	Financial Information

Item 1.	Condensed Consolidated Balance Sheets as of October 28, 2006 (Successor), July 29, 2006 (Successor) and October 29, 2005 (Successor)	1

	Condensed Consolidated Statements of Earnings for the Thirteen Weeks Ended October 28, 2006 (Successor), Four Weeks Ended October 29, 2005 (Successor) and Nine Weeks Ended October 1, 2005 (Predecessor)	2

	Condensed Consolidated Statements of Cash Flows for the Thirteen Weeks Ended October 28, 2006 (Successor), Four Weeks Ended October 29, 2005 (Successor) and Nine Weeks Ended October 1, 2005 (Predecessor)	3

	Notes to Condensed Consolidated Financial Statements	5

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	38

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	56

Item 4.	Controls and Procedures	57

Part II.	Other Information

Item 1.	Legal Proceedings	58

Item 1A.	Risk Factors	58

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	64

Item 4.	Submission of Matters to a Vote of Security Holders	64

Item 6.	Exhibits	64

Signatures		69

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except shares)	October 28, 2006	July 29, 2006	October 29, 2005
	(Successor)	(Successor)	(Successor)
ASSETS
Current assets:
Cash and cash equivalents	$159,430	$223,740	$191,532
Reserved cash	—	—	134,734
Accounts receivable	46,207	30,164	23,115
Merchandise inventories	971,302	793,621	959,103
Deferred income taxes	33,232	31,503	16,074
Other current assets	42,696	40,211	78,706
Current assets of discontinued operations	16,354	16,617	39,843
Total current assets	1,269,221	1,135,856	1,443,107

Property and equipment, net	1,038,138	1,030,279	1,095,403
Customer lists, net	518,068	531,632	421,186
Favorable lease commitments, net	460,727	465,197	385,201
Trademarks	1,621,788	1,621,788	1,696,846
Goodwill	1,605,140	1,605,140	1,685,083
Debt issuance costs	94,797	97,537	108,028
Other assets	14,994	27,786	11,145
Non-current assets of discontinued operations	79,297	92,746	140,416
Total assets	$6,702,170	$6,607,961	$6,986,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$320,212	$300,439	$335,097
Accrued liabilities	431,295	377,968	322,374
Notes payable and current maturities of long-term liabilities	4,179	3,887	200
Senior notes due 2008	—	—	134,734
Current liabilities of discontinued operations	28,565	16,764	35,580
Total current liabilities	784,251	699,058	827,985

Long-term liabilities:
Asset-based revolving credit facility	—	—	150,000
Senior secured term loan facility	1,875,000	1,875,000	1,975,000
Senior debentures due 2028	120,760	120,711	120,565
Senior notes	700,000	700,000	700,000
Senior subordinated notes	500,000	500,000	500,000
Deferred real estate credits, net	29,326	27,316	808
Deferred income taxes	1,031,959	1,048,925	1,106,419
Other long-term liabilities	192,939	190,195	169,018
Non-current liabilities of discontinued operations	12,735	12,775	13,188
Total long-term liabilities	4,462,719	4,474,922	4,734,998

Minority interest in discontinued operations	5,993	6,314	11,751

Common stock (par value $0.01 per share, issued 1,012,264 shares)	10	10	10
Additional paid-in capital	1,406,741	1,405,373	1,401,420
Accumulated other comprehensive income (loss)	2,772	9,829	(598)
Retained earnings	39,684	12,455	10,849
Total shareholders’ equity	1,449,207	1,427,667	1,411,681
Total liabilities and shareholders’ equity	$6,702,170	$6,607,961	$6,986,415

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)

Revenues	$1,039,211	$313,812	$632,372
Cost of goods sold including buying and occupancy costs (excluding depreciation)	606,778	191,528	371,542
Selling, general and administrative expenses (excluding depreciation)	247,530	77,263	155,632
Income from credit card operations	(16,371)	(3,785)	(7,818)
Depreciation expense	33,175	9,322	19,209
Amortization of customer lists	13,564	3,249	—
Amortization of favorable lease commitments	4,470	1,559	—
Transaction and other costs	—	—	23,544
Other income	(4,210)	—	—

Operating earnings	154,275	34,676	70,263

Interest expense (income), net	68,818	17,254	(910)

Earnings from continuing operations before income taxes	85,457	17,422	71,173

Income taxes	34,002	6,790	26,226

Earnings from continuing operations	51,455	10,632	44,947

(Loss) earnings from discontinued operations, net of taxes	(24,226)	217	(793)

Net earnings	$27,229	$10,849	$44,154

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)
CASH FLOWS - OPERATING ACTIVITIES
Net earnings	$27,229	$10,849	$44,154
Loss (earnings) from discontinued operations	24,226	(217)	793
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation expense	33,175	9,322	19,209
Amortization of debt issue costs	3,498	1,091	96
Amortization of customer lists and favorable lease commitments	18,034	4,808	—
Non-cash charges related to step-up in carrying value of inventory	—	7,481	—
Stock-based compensation charges	1,365	—	19,968
Deferred income taxes	(13,801)	(12,409)	(6,921)
Other, primarily costs related to defined benefit pension plans	5,768	12,893	(4,621)
	99,494	33,818	72,678
Changes in operating assets and liabilities:
Increase in accounts receivable	(16,043)	(921)	(7,779)
Increase in merchandise inventories	(178,076)	(26,943)	(172,924)
(Increase) decrease in other current assets	(2,485)	1,077	6,898
Increase in other assets	(929)	—	(2,274)
Increase in accounts payable and accrued liabilities	74,287	11,594	122,608
Payment of deferred compensation and stock-based awards	—	(12,901)	—
Increase in deferred real estate credits	2,428	2,389	4,326
Net cash (used for) provided by continuing operating activities	(21,324)	8,113	23,533
Net cash provided by (used for) discontinued operations	1,059	1,273	(4,098)
Net cash (used for) provided by operating activities	(20,265)	9,386	19,435
CASH FLOWS – INVESTING ACTIVITIES
Capital expenditures	(41,419)	(21,996)	(25,575)
Acquisition of The Neiman Marcus Group, Inc.	—	(5,152,939)	—
Increase in reserved cash	—	(134,734)	—
Net cash used for continuing investing activities	(41,419)	(5,309,669)	(25,575)
Net cash used for discontinued operations	(136)	(1,015)	(736)
Net cash used for investing activities	(41,555)	(5,310,684)	(26,311)
CASH FLOWS – FINANCING ACTIVITIES
Repayment of borrowings	(809)	—	—
Borrowings under asset-based revolving credit facility	—	150,000	—
Borrowings under senior term loan facility	—	1,975,000	—
Borrowings of senior notes and subordinated debt	—	1,200,000	—
Debt issuance costs paid	(758)	(102,854)	—
Cash equity contributions	—	1,427,739	—
Cash dividends paid	—	—	(7,346)
Net cash (used for) provided by continuing financing activities	(1,567)	4,649,885	(7,346)
Net cash (used for) provided by discontinued operations	(925)	(750)	5,000
Net cash (used for) provided by financing activities	(2,492)	4,649,135	(2,346)
CASH AND CASH EQUIVALENTS
Decrease during the period	(64,312)	(652,163)	(9,222)
Beginning balance	224,763	844,260	853,482
Ending balance	160,451	192,097	844,260
Less cash and cash equivalents of discontinued operations	1,021	565	1,056
Ending balance of continuing operations	$159,430	$191,532	$843,204

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)
Supplemental Schedule of Cash Flow Information

Cash paid (received) during the period for:
Interest	$78,308	$3,541	$134
Income taxes	$11,024	$275	$10,693
Noncash activities:
Equity contribution from Holding	$—	$25,000	$—
Equity contribution from management shareholders	$—	$17,891	$—
Reduction in equity for deemed dividend to management shareholders	$—	$69,200	$—
Additions to property and equipment	$822	$—	$—

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.     Basis of Presentation

On April 22, 2005, Neiman Marcus, Inc., formerly Newton Acquisition, Inc. (the Company), and its wholly-owned subsidiary, Newton Acquisition Merger Sub, Inc. (Merger Sub), were formed and incorporated in the state of Delaware. On April 29, 2005, the Company received subscriptions for 900 shares of its common stock from Newton Holding, LLC (Holding) in exchange for a capital contribution of $900 and Merger Sub issued 900 shares of its common stock to the Company in exchange for a capital contribution of $900. Holding, the Company and Merger Sub were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors) for the purpose of acquiring The Neiman Marcus Group, Inc. (NMG). The equity subscriptions were subsequently funded by the Sponsors.

The acquisition of NMG was completed on October 6, 2005 through the merger of Merger Sub with and into NMG, with NMG being the surviving entity (the Acquisition). Subsequent to the Acquisition, NMG is a subsidiary of the Company, which is controlled by Holding. The Acquisition was recorded as of October 1, 2005, the beginning of our October accounting period.

In connection with the acquisition of NMG, Holding made an aggregate cash equity contribution of $1,420.0 million and a noncash equity contribution of $25.0 million to the Company in exchange for the Company issuing 999,100 shares of its common stock to Holding. In addition, certain members of executive management of the Company made cash equity contributions aggregating $7.7 million and noncash equity contributions, consisting of shares of common stock and common stock options in NMG, aggregating $17.9 million in exchange for 12,264 shares of common stock in the Company.

Prior to the Acquisition, the Company had no independent assets or operations.  After the Acquisition, the Company represents the Successor to NMG since the Company’s sole asset is its investment in NMG and its operations consist solely of the operating activities of NMG as well as costs incurred by the Company related to its investment in NMG.  For periods prior to the Acquisition, NMG is deemed to be the predecessor to the Company.  As a result, for periods prior to the Transactions, the financial statements of the Company consist of the financial statements of NMG for such periods. The accompanying consolidated statements of earnings and cash flows present our results of operations and cash flows for the periods preceding the Acquisition (Predecessor) and the periods succeeding the Acquisition (Successor), respectively. All references to “we” and “our” relate to the Company for periods subsequent to the Transactions and to NMG for periods prior to the Transactions.

Our fiscal year ends on the Saturday closest to July 31.  All references to the first quarter of fiscal year 2007 relate to the thirteen weeks ended October 28, 2006 (Successor).  All references to the first quarter of fiscal year 2006 relate to the combined period comprised of four weeks ended October 29, 2005 (Successor) and the nine weeks ended October 1, 2005 (Predecessor).

We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, these financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the applicable interim periods.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

We are required to make estimates and assumptions about future events in preparing financial statements in conformity with generally accepted accounting principles.  These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the unaudited condensed consolidated financial statements.  While we believe that our past estimates and assumptions have been materially accurate, our current estimates are subject to change if different assumptions as to the outcome of future events were made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances.  We make adjustments to our assumptions and judgments when facts and circumstances dictate.  Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying unaudited condensed consolidated financial statements.

We believe the following critical accounting policies, among others, encompass the more significant judgments and estimates used in the preparation of our financial statements:

•                  Recognition of revenues;

•                  Valuation of merchandise inventories, including determination of original retail values, recognition of markdowns and vendor allowances, estimation of inventory shrinkage, and determination of cost of goods sold;

•                  Determination of impairment of long-lived assets;

•                  Recognition of advertising and catalog costs;

•                  Measurement of liabilities related to our loyalty programs;

•                  Recognition of income taxes;

•                  Measurement of accruals for litigation, general liability, workers’ compensation and health insurance, short-term disability, pension and postretirement health care benefits; and

•                  Allocation of the price paid to acquire the Company to our assets and liabilities as of the date of the Acquisition (as more fully described in Note 3).

A detailed description of our critical accounting policies is included in our Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

Recent Accounting Pronouncements.  In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that we recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position.  We will be required to implement the provisions of FIN 48 no later than the first quarter of fiscal year 2008. We have not yet evaluated the impact, if any, of adopting FIN 48 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108).  SAB 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet.  We will be required to adopt the provisions of SAB 108 no later than the fourth quarter of fiscal year 2007.  We currently do not believe that the adoption of SAB 108 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157), which provides guidance for using fair value to measure certain assets and liabilities.  FAS 157 will apply whenever another standard requires or permits assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, or our fiscal year ending August 1, 2009.  We have not yet evaluated the impact, if any, of adopting FAS 157 on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans” (FAS 158).  FAS 158 requires employers to report a postretirement benefit asset for plans that are overfunded and a postretirement benefit liability for plans that are underfunded. Deferred plan costs and income are required to be reported in accumulated other comprehensive income (OCI), net of tax effects, until they are amortized.  We will be required to adopt the provisions of FAS 158 no later than the fourth quarter of fiscal year 2007.  We have not yet evaluated the impact, if any, of adopting FAS 158 on our consolidated financial statements.

2.     The Transactions

As discussed in Note 1, the Acquisition was completed on October 6, 2005 and was financed by:

•            Borrowings under a senior secured asset-based revolving credit facility (Asset-Based Revolving Credit Facility) and a secured term loan credit facility (Senior Secured Term Loan Facility) (collectively, the Secured Credit Facilities);

•            the issuance of 9.0%/9.75% senior notes due 2015 (Senior Notes);

•            the issuance of 10.375% senior subordinated notes due 2015 (Senior Subordinated Notes); and

•            equity investments funded by direct and indirect equity investments from the Sponsors, co-investors and management.

The Acquisition occurred simultaneously with:

•            the closing of the financing transactions and equity investments described above;

•            the call for redemption of, the deposit into a segregated account of the estimated amount of the redemption payment related to, and the ratable provision of security pursuant to the terms thereof, for our 6.65% senior notes due 2008 (2008 Notes);

•            the ratable provision of security to our 7.125% senior debentures due 2028 (2028 Debentures) pursuant to the terms thereof; and

•            the termination of a previous $350 million unsecured revolving credit agreement (Credit Agreement).

We refer to the above transactions, the Acquisition and our payment of any costs related to these transactions collectively herein as the “Transactions.”

Transaction and Other Costs. During the period from July 30, 2005 to October 1, 2005, the Predecessor expensed $23.5 million in connection with the Transactions. These costs consisted primarily of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock in connection with the Acquisition.

Carryover Basis Adjustment for Management Shareholders. Executive management participants held certain equity interests, including stock options, in the Predecessor prior to the Transactions and continue to hold equity interests in the Company, representing indirect equity interests in the Successor after the Transactions.  In accordance with the provisions of Emerging Issues Task Force No. 88-16, “Basis in Leveraged Buyout Transactions,” the basis of executive management’s indirect interests in the Successor after the Transactions is carried over at the basis of their interests in the Predecessor prior to the Transactions. The carryover basis of such interests less the net cash received by the management participants represents a deemed dividend of $69.2 million to the management participants and has been recognized as a reduction to shareholders’ equity.

3.               Purchase Accounting

We accounted for the Acquisition in accordance with the provisions of Statement of Financial Accounting Standards No. 141 “Business Combinations” (SFAS No. 141), whereby the purchase price paid to effect the Acquisition was allocated to state the acquired assets and liabilities at fair value. The Acquisition and the allocation of the purchase price were recorded as of October 1, 2005, the beginning of our October accounting period. The purchase price was approximately $5,461.7 million. The sources and uses of funds in connection with the Transactions and the redemption of our 2008 Notes are summarized below (in millions):

Sources
Asset-Based Revolving Credit Facility	$150.0
Secured Term Loan Facility	1,975.0
Senior Notes	700.0
Senior Subordinated Notes	500.0
Cash on hand	666.1
Equity contribution—cash	1,427.7
Equity contribution—non-cash	42.9
Total sources	$5,461.7

Uses
Consideration paid to stockholders (including non-cash management rollover of $17.9 million)	$5,110.8
Transaction costs (including non-cash items of $18.8 million)	82.3
Redemption of existing 2008 Notes	134.7
Debt issuance costs (including non-cash items of $6.3 million)	109.2
Payment of deferred compensation obligations and other accrued liabilities	24.7
Total uses	$5,461.7

In connection with the purchase price allocation, we made estimates of the fair values of our long-lived and intangible assets based upon assumptions related to future cash flows, discount rates and asset lives utilizing currently available information. As of October 29, 2005, we recorded preliminary purchase accounting adjustments to increase the carrying value of our property and equipment and inventory, to establish intangible assets for our tradenames, customer lists and favorable lease commitments and to revalue our long-term benefit plan obligations, among other things. We revised these preliminary purchase accounting adjustments during the second, third and fourth quarters of fiscal year 2006 as additional information became available. The final purchase accounting adjustments, as reflected in our July 29, 2006 consolidated balance sheet, were as follows (in millions):

Cash consideration:
Paid to shareholders		$5,092.9
Transaction costs		63.5
		5,156.4
Non-cash consideration		36.7
Total consideration		5,193.1

Net assets acquired at historical cost		1,638.2
Adjustments to state acquired assets at fair value:
1) Increase carrying value of property and equipment	$137.8
2) Increase carrying value of inventory	38.1
3) Write-off historical goodwill and tradenames	(71.5)
4) Record intangible assets acquired
Customer lists	576.5
Favorable lease commitments	480.0
Tradenames	1,621.8
5) Write-off other assets, primarily debt issue costs	(3.7)
6) Adjustment to state 2008 Notes at redemption value	(6.2)
7) Adjustment to state 2028 Debentures at fair value	4.5
8) Write-off deferred real estate credits	90.2
9) Increase in long-term benefit obligations, primarily pension obligations	(57.6)
10) Tax impact of purchase accounting adjustments	(1,049.3)
11) Increase carrying values of assets of Gurwitch Products, L.L.C and Kate Spade LLC.	120.0
Deemed dividend to management shareholders	69.2	1,949.8
Net assets acquired at fair value		3,588.0
Goodwill at Acquisition date		$1,605.1

Goodwill and indefinite-lived intangible assets, such as tradenames, are not subject to amortization. Rather, recoverability of goodwill and indefinite-lived intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires us to make judgments and estimates regarding fair values. Fair values are determined using estimated future cash flows, including growth assumptions for future revenues, gross margin rates and other estimates. To the extent that our estimates are not realized, future assessments could result in impairment charges.

Customer lists are amortized using the straight-line method over their estimated useful lives, ranging from 5 to 26 years (weighted average life of 13 years).  Favorable lease commitments are amortized straight-line over the remaining lives of the leases, ranging from 6 to 49 years (weighted average life of 33 years).  Total estimated amortization of all acquisition-related intangible assets for the next five fiscal years is currently estimated as follows (in thousands):

2007	$72,254
2008	72,254
2009	72,254
2010	72,254
2011	61,543
2012	48,898

4.               Transactions with Sponsors

In connection with the Transactions, we entered into a management services agreement with affiliates of the Sponsors pursuant to which affiliates of one of the Sponsors received on the closing date a transaction fee of $25 million in cash. Affiliates of the other Sponsor waived any cash transaction fee in connection with the Transactions.

In addition, pursuant to such agreement, and in exchange for on-going consulting and management advisory services that will be provided to us by the Sponsors and their affiliates, affiliates of the Sponsors will receive an aggregate annual management fee equal to the lesser of (i) 0.25% of our consolidated annual revenues or (ii) $10 million. Affiliates of the Sponsors will also receive reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with services provided pursuant to the agreement. These management fees are payable quarterly in arrears.  We recorded management fees of $2.6 million during the thirteen weeks ended October 28, 2006 and $0.7 million during the four weeks ended October 29, 2005, which are included in selling, general and administrative expenses in the condensed consolidated statements of earnings.

The management services agreement also provides that affiliates of the Sponsors may receive future fees in connection with certain subsequent financing and acquisition or disposition transactions. The management services agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

5.               Stock-Based Compensation

The Predecessor accounted for stock-based compensation awards to employees in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees “ (APB No. 25) and its related interpretations. Accordingly, we recognized compensation expense on our restricted stock awards but did not recognize compensation expense for stock options since all options granted had an exercise price equal to the market value of our common stock on the grant date. We did not adopt the previous voluntary expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), whereby the fair value of stock-based compensation awards would have been expensed over the terms of awards. However, consistent with the disclosure requirements of SFAS No. 123, we made pro forma disclosures of the effect that application of the fair value expense recognition provisions of SFAS No. 123 would have had on our net earnings.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This standard is a revision of SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted SFAS No. 123(R) as of the beginning of our first quarter of fiscal year 2006 using the modified prospective method, which required us to record stock compensation for all unvested and new awards as of the adoption date. Accordingly, we have not restated prior period amounts presented herein.

Predecessor Stock-Based Compensation Accounting.  In connection with the adoption of the provisions of SFAS No. 123(R), we recorded non-cash charges for stock compensation of approximately $20.0 million in the period from July 31, 2005 to October 1, 2005 primarily as a result of the accelerated vesting of all Predecessor options and restricted stock in connection with the Transactions.

Successor Stock-Based Compensation Accounting.  In connection with the Transactions, the Company authorized new equity-based management arrangements which authorize equity awards to be granted for up to 87,992.0 shares of the common stock of the Company, of which options for 81,716.3 shares were issued to certain management employees. All options are outstanding at October 28, 2006. Substantially all options had an initial exercise price of $1,445 per share, with the exercise price with respect to approximately 50% of such options escalating at a 10% compound rate per year until the earlier to occur of (i) exercise, (ii) the fifth anniversary of the date of grant or (iii) the occurrence of a change in control; provided that in the event the Sponsors cause the sale of shares of the Company to an unaffiliated entity, the exercise price will cease to accrete at the time of the sale with respect to a pro rata portion of the accreting options.

Using the Black-Scholes option-pricing model, the per share fair value was approximately $494 for the fixed price options and $247 for the options with escalating exercise prices. In estimating the fair value of our options, we made the following assumptions: expected term to exercise of five years; expected volatility of 30%; risk-free interest rate of 4.23%; and no dividend yield. Expected volatility is based on a combination of the Predecessor’s historical volatility adjusted for our new leverage and estimates of implied volatility of our peer group.  In October 2006, the exercise price with respect to the 38,121.7 escalating options accreted from $1,445 to $1,590 per share.  Options generally vest over four to five years and expire 10 years from the date of grant.  At October 28, 2006, options for 21,618.8 shares were vested.

For the thirteen weeks ended October 28, 2006, we recognized non-cash stock compensation expense of $1.4 million, which is included in selling, general and administrative expenses. At October 28, 2006, unearned non-cash stock-based compensation that we expect to recognize as expense over the next 4 years aggregates approximately $22.0 million.

6.               Discontinued Operations

Gurwitch Products, L.L.C. On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million (Gurwitch Disposition).  Gurwitch Products, L.L.C. designs and markets the Laura Mercier cosmetics line and had revenues of approximately $71.6 million in fiscal year 2006.  At July 27, 2006, Gurwitch Products, L.L.C. had 1) net tangible assets, primarily accounts receivable, inventory and property and equipment, of $31.6 million, 2) net intangible assets and goodwill of $40.7 million and 3) total liabilities of $31.5 million.

Kate Spade LLC. In April 2005, the minority investor in Kate Spade LLC exercised the put option with respect to the sale of the full amount of its 44% stake in such company to NMG. We subsequently entered into a standstill agreement to postpone the put process while we engaged in discussions with the minority investor in Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company.  In October 2006, we entered into an agreement to settle the put option whereby we will purchase the interest held by the minority investor for approximately $59 million. In November 2006, we entered into a definitive agreement to sell 100% of the ownership interests in Kate Spade LLC to Liz Claiborne, Inc. (consisting of both our current 56% interest and the 44% minority interest to be purchased by NMG) for estimated pretax net proceeds of approximately $117 million. Both the purchase of the minority interest in Kate Spade LLC and the sale of Kate Spade LLC to Liz Claiborne, Inc. are anticipated to close no later than January 2007.

Kate Spade LLC designs and markets high-end accessories and had revenues of approximately $84.7 million in fiscal year 2006. In the first quarter of fiscal year 2007, Kate Spade LLC generated operating income of approximately $0.5 million and we wrote the net assets of Kate Spade LLC down by $24.7 million (including impairment of intangible assets of $12.5 million) in order to state the net assets of Kate Spade LLC at their estimated net realizable value to NMG. At October 28, 2006, after the writedown of the intangible assets, Kate Spade LLC had 1) net tangible assets, primarily accounts receivable, inventory and property and equipment, of $29.9 million, 2) net intangible assets and goodwill of $65.8 million and 3) total liabilities of $41.3 million.

The Company’s unaudited condensed consolidated financial statements, accompanying notes and other information provided in this Quarterly Report on Form 10-Q reflect Gurwitch Products, L.L.C. and Kate Spade LLC as discontinued operations for all periods presented.

7.               Income from Credit Card Operations

Pursuant to a long-term marketing and servicing alliance with HSBC, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC based on credit card sales and compensation for marketing and servicing activities (HSBC Program Income).  We recognize HSBC Program Income when earned.

8.               Long-term Debt

The significant components of our long-term debt are as follows:

(in thousands)	Interest Rate	October 28, 2006	July 29, 2006	October 29, 2005
		(Successor)	(Successor)	(Successor)

Asset-Based Revolving Credit Facility	variable	$—	$—	$150,000
Senior Secured Term Loan Facility	variable	1,875,000	1,875,000	1,975,000
2028 Debentures	7.125%	120,760	120,711	120,565
Senior Notes	9.0%/9.75%	700,000	700,000	700,000
Senior Subordinated Notes	10.375%	500,000	500,000	500,000
2008 Notes	6.65%	—	—	134,734
		3,195,760	3,195,711	3,580,299
Less: current portion of 2008 Notes		—	—	134,734
Long-term debt		$3,195,760	$3,195,711	$3,445,565

Senior Secured Asset-Based Revolving Credit Facility.  On October 6, 2005, in connection with the Transactions, NMG entered into a credit agreement and related security and other agreements for a senior secured Asset-Based Revolving Credit Facility with Deutsche Bank Trust Company Americas as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provides financing of up to $600.0 million, subject to a borrowing base equal to at any time the lesser of 80% of eligible inventory (valued at the lower of cost or market value) and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the Transactions, NMG utilized $150.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $16.5 million for letters of credit. In the second quarter of fiscal year 2006, NMG repaid all loans under the Asset-Based Revolving Credit Facility. As of October 28, 2006, NMG had $574.3 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million and after giving effect to $25.7 million used for letters of credit.

The Asset-Based Revolving Credit Facility provides that NMG has the right at any time to request up to $200.0 million of additional commitments, but the lenders are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. If NMG were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased to up to $800.0 million, but NMG’s ability to borrow would still be limited by the amount of the borrowing base.

Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at NMG’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds effective rate plus  1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is 0% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin is subject to adjustment based on the historical availability under the Asset-Based Revolving Credit Facility. In addition, NMG is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. If the average revolving loan utilization is 50% or more for any applicable period, the commitment fee will be reduced to 0.250% for such period. NMG must also pay customary letter of credit fees and agency fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, NMG will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than $60 million or an event of default has occurred, NMG will be required to repay outstanding loans and cash collateralize letters of credit with the cash NMG would then be required to deposit daily in a collection account maintained with the agent under the Asset-Based Revolving Credit Facility. NMG may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 6, 2010.

All obligations under the Asset-Based Revolving Credit Facility are guaranteed by the Company and certain of NMG’s existing and future domestic subsidiaries (excluding, among others, Kate Spade LLC). As of October 28, 2006, the liabilities of NMG’s non-guarantor subsidiaries totaled approximately $46.1 million, or 0.9% of consolidated liabilities, and the assets of NMG’s non-guarantor subsidiaries aggregated approximately $102.6 million, or 1.5% of consolidated total assets. All obligations under NMG’s Asset-Based Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of the Company, NMG and the subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility (subsidiary guarantors), including:

•                  a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by NMG or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by NMG and the subsidiary guarantors, certain related assets and proceeds of the foregoing; and

•                  a second-priority pledge of 100% of NMG’s capital stock and certain of the capital stock held by NMG, the Company or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

•                  a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of NMG, the Company and each subsidiary guarantor, including a significant portion of NMG’s material owned and leased real property (which currently consists of approximately half of NMG’s full-line retail stores) and equipment.

Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary guarantor will not constitute collateral under NMG’s Asset-Based Revolving Credit Facility to the extent that such securities cannot secure NMG’s 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable Securities and Exchange Commission’s rules. As a result, the collateral under NMG’s Asset-Based Revolving Credit Facility will include shares of capital stock or other securities of subsidiaries of NMG or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations of NMG. Stock of Kate Spade LLC and its assets does not constitute collateral under NMG’s Asset-Based Revolving Credit Facility.

The Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict its ability and the ability of its subsidiaries to:

•                  incur additional indebtedness;

•                  pay dividends on NMG’s capital stock or redeem, repurchase or retire NMG’s capital stock or indebtedness;

•                  make investments, loans, advances and acquisitions;

•                  create restrictions on the payment of dividends or other amounts to NMG from its subsidiaries that are not guarantors;

•                  engage in transactions with NMG’s affiliates;

•                  sell assets, including capital stock of NMG’s subsidiaries;

•                  consolidate or merge;

•                  create liens; and

•                  enter into sale and lease back transactions.

The covenants limiting dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of other indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that NMG must have at least $75.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility and that NMG must be in pro forma compliance with the fixed charge coverage ratio described below.

Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require NMG to comply with any financial ratio maintenance covenants, if less than $60.0 million were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, NMG would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.1 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

Senior Secured Term Loan Facility.  On October 6, 2005, in connection with the Transactions, NMG entered into a credit agreement and related security and other agreements for a $1,975.0 million Senior Secured Term Loan Facility with Credit Suisse as administrative agent and collateral agent. The full amount of the Senior Secured Term Loan Facility was borrowed on October 6, 2005. In the second quarter of fiscal year 2006, NMG repaid $100.0 million principal amount of the loans under the Senior Secured Term Loan Facility. On October 12, 2006, NMG entered into an amendment to the credit agreement for the Senior Secured Term Loan Facility decreasing the interest rates applicable to borrowings under that facility.

Borrowings under the Senior Secured Term Loan Facility bear interest at a rate per annum equal to, at NMG’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds effective rate plus  1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. Since October 12, 2006, (a) the applicable margin with respect to base rate borrowings (which was previously 1.50%) on a given date is 1.00% or 1.25%, depending upon NMG’s Consolidated Leverage Ratio (as defined in the amended credit agreement) on such date and (b) the applicable margin with respect to LIBOR borrowings (which was previously 2.50%) on a given date is 2.00% or 2.25%, also depending upon NMG’s Consolidated Leverage Ratio on such date.  At October 28, 2006, the applicable margin with respect to base rate borrowings was 1.25% and the applicable margin with respect to LIBOR borrowings was 2.25%. The interest rate on the outstanding borrowings pursuant to the Senior Secured Term Loan Facility was 7.89% at October 28, 2006.

The credit agreement governing the Senior Secured Term Loan Facility requires NMG to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if NMG’s total leverage ratio is less than a specified ratio and will be reduced to 0% if NMG’s total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement). For fiscal year 2006, NMG was not required to prepay any outstanding term loans pursuant to the annual excess cash flow requirements.  If a change of control (as defined in the credit agreement) occurs, NMG will be required to offer to prepay all outstanding term loans, at a prepayment price equal to 101% of the principal amount to be prepaid, plus accrued and unpaid interest to the date of prepayment. NMG also must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

NMG may voluntarily prepay outstanding loans under the Senior Secured Term Loan Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. If NMG repays all or any portion of the Senior Secured Term Loan Facility prior to October 6, 2006 (other than a prepayment that is made with certain designated asset sale proceeds), NMG must pay 101% of the principal amount to be repaid. There is no scheduled amortization under the Senior Secured Term Loan Facility. The principal amount of the loans outstanding is due and payable in full on April 6, 2013.

All obligations under the Senior Secured Term Loan Facility are unconditionally guaranteed by the Company and each direct and indirect domestic subsidiary of NMG that guarantees the obligations of NMG under its Asset-Based Revolving Credit Facility. All obligations under the Senior Secured Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of the Company, NMG and the subsidiary guarantors, including:

•                  a first-priority pledge of 100% of NMG’s capital stock and certain of the capital stock held by NMG, the Company or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

•                  a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of NMG, the Company and each subsidiary guarantor, including a significant portion of NMG’s material owned and leased real property (which currently consists of approximately half of NMG’s full-line retail stores) and equipment, but excluding, among other things, the collateral described in the following bullet point; and

•                  a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by NMG or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by NMG and the subsidiary guarantors, certain related assets and proceeds of the foregoing.

Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary guarantor will not constitute collateral under NMG’s Senior Secured Term Loan Facility to the extent that such securities cannot secure the 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under NMG’s Senior Secured Term Loan Facility will include shares of capital stock or other securities of subsidiaries of NMG or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations of NMG. Stock of Kate Spade LLC and its assets does not constitute collateral under NMG’s Senior Secured Term Loan Facility.

The credit agreement governing the Senior Secured Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Senior Notes and additional covenants related to the security arrangements for the Senior Secured Term Loan Facility. The credit agreement also contains customary affirmative covenants and events of default.

2028 Debentures.  In May 1998, NMG issued $125.0 million aggregate principal amount of its 7.125% 2028 Debentures. In connection with the Transactions, NMG equally and ratably secured the 2028 Debentures by a first lien security interest on certain collateral subject to liens granted under NMG’s Senior Secured Credit Facilities constituting (a) (i) 100% of the capital stock of certain of NMG’s existing and future domestic subsidiaries, and (ii) 100% of the non-voting stock and 65% of the voting stock of certain of NMG’s existing and future foreign subsidiaries and (b) certain of NMG’s principal properties that include approximately half of NMG’s full-line stores, in each case, to the extent required by the terms of the indenture governing the 2028 Debentures. The 2028 Debentures contain covenants that restrict NMG’s ability to create liens and enter into sale and lease back transactions. The collateral securing the 2028 Debentures will be released upon the release of liens on such collateral under NMG’s Senior Secured Credit Facilities and any other debt (other than the 2028 Debentures) secured by such collateral. Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary will not constitute collateral under the 2028 Debentures to the extent such property does not constitute collateral under NMG’s Senior Secured Credit Facilities as described above. The 2028 Debentures are guaranteed on an unsecured, senior basis by the Company.

The fair value of 2028 Debentures at October 28, 2006 was approximately $125.0 million.

Senior Notes.  On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $700.0 million aggregate original principal amount of 9.0% / 9.75% Senior Notes under a senior indenture (Senior Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, NMG assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Indenture. The Senior Notes mature on October 15, 2015.

For any interest payment period through October 15, 2010, NMG may, at its option, elect to pay interest on the Senior Notes entirely in cash (Cash Interest) or entirely by increasing the principal amount of the outstanding Senior Notes or by issuing additional Senior Notes (PIK Interest). Cash Interest on the Senior Notes accrues at the rate of 9% per annum. PIK Interest on the Senior Notes accrues at the rate of 9.75% per annum. After October 15, 2010, NMG will make all interest payments on the Senior Notes entirely in cash. All Senior Notes mature on October 15, 2015 and have the same rights and benefits as the senior notes issued on October 6, 2005. Interest on the Senior Notes is payable quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing on January 15, 2006.

The Senior Notes are fully and unconditionally guaranteed, on a joint and several unsecured, senior basis, by each of NMG’s wholly-owned domestic subsidiaries that guarantee NMG’s obligations under its Senior Secured Credit Facilities and by the Company. The Senior Notes and the guarantees thereof are NMG’s and the guarantors’ unsecured, senior obligations and rank (i) equal in the right of payment with all of NMG’s and the guarantors’ existing and future senior indebtedness, including any borrowings under NMG’s Senior Secured Credit Facilities and the guarantees thereof and NMG’s 2028 Debentures; and (ii) senior to all of NMG’s and its guarantors’ existing and future subordinated indebtedness, including the Senior Subordinated Notes due 2015 and the guarantees thereof. The Senior Notes also are effectively junior in priority to NMG’s and its guarantors’ obligations under all secured indebtedness, including NMG’s Senior Secured Credit Facilities, the 2028 Debentures, and any other secured obligations of NMG, in each case, to the extent of the value of the assets securing such obligations. In addition, the Senior Notes are structurally subordinated to all existing and future liabilities, including trade payables, of NMG’s subsidiaries that are not providing guarantees.

NMG is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes, but under certain circumstances, NMG may be required to offer to purchase Senior Notes as described below. NMG may from time to time acquire Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the Senior Notes are not redeemable at NMG’s option prior to October 15, 2010. From and after October 15, 2010, NMG may redeem the Senior Notes, in whole or in part, at a redemption price equal to 104.5% of principal amount, declining annually to 100% of the principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Indenture), if any, thereon to the applicable redemption date.

Prior to October 15, 2008, NMG may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Notes at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of NMG or any direct or indirect parent of NMG to the extent such net proceeds are contributed to NMG. At any time prior to October 15, 2010, NMG also may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Senior Indenture, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change of control (as defined in the Senior Indenture), each holder of the Senior Notes has the right to require NMG to repurchase some or all of such holder’s Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

The indenture governing the Senior Notes contains covenants that limit NMG’s ability and certain of its subsidiaries’ ability to:

•                  incur additional indebtedness;

•                  pay dividends on NMG’s capital stock or redeem, repurchase or retire NMG’s capital stock or subordinated indebtedness;

•                  make investments;

•                  create restrictions on the payment of dividends or other amounts to NMG from its restricted subsidiaries that are not guarantors of the notes;

•                  engage in transactions with NMG’s affiliates;

•                  sell assets, including capital stock of NMG’s subsidiaries;

•                  consolidate or merge;

•                  create liens; and

•                  enter into sale and lease back transactions.

NMG’s interest in Kate Spade LLC is not subject to the covenants contained in the Senior Indenture. The Senior Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately.

The fair value of NMG’s Senior Notes at October 28, 2006 was approximately $750.8 million.

Senior Subordinated Notes.  On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $500.0 million aggregate principal amount of 10.375% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, NMG assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Subordinated Indenture. The Senior Subordinated Notes mature on October 15, 2015. Interest on the Senior Subordinated Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 2006.

The Senior Subordinated Notes are fully and unconditionally guaranteed, on a joint and several unsecured, senior subordinated basis, by each of NMG’s wholly-owned domestic subsidiaries that guarantee NMG’s obligations under its Senior Secured Credit Facilities and by the Company. The Senior Subordinated Notes and the guarantees thereof are NMG’s and the guarantors’ unsecured, senior subordinated obligations and rank (i) junior to all of NMG’s and the guarantors’ existing and future senior indebtedness, including the Senior Notes and any borrowings under NMG’s Senior Secured Credit Facilities, and the guarantees thereof and NMG’s 2028 Debentures; (ii) equally with any of NMG’s and the guarantors’ future senior subordinated indebtedness; and (iii) senior to any of NMG’s and the guarantors’ future subordinated indebtedness. In addition, the Senior Subordinated Notes are structurally subordinated to all existing and future liabilities, including trade payables, of NMG’s subsidiaries that are not providing guarantees.

NMG is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes, but, under certain circumstances, NMG may be required to offer to purchase Senior Subordinated Notes as described below. The Company may from time to time acquire Senior Subordinated Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the Senior Subordinated Notes are not redeemable at NMG’s option prior to October 15, 2010. From and after October 15, 2010, NMG may redeem the Senior Subordinated Notes, in whole or in part, at a redemption price equal to 105.188% of principal amount, declining annually to 100% of principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Subordinated Indenture), if any, thereon to the applicable redemption date.

Prior to October 15, 2008, NMG may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 110.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of NMG or any direct or indirect parent of NMG to the extent such net proceeds are contributed to NMG.

At any time prior to October 15, 2010, NMG also may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus an applicable premium, as provided in the Senior Subordinated Indenture, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), NMG will make an offer to purchase all of the Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

The indenture governing the Senior Subordinated Notes contains covenants substantially similar to those applicable to NMG’s Senior Notes described above. The Senior Subordinated Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately, subject to certain exceptions.

The fair value of NMG’s Senior Subordinated Notes at October 28, 2006 was approximately $546.3 million.

Redemption of 2008 Notes.  In May 1998, NMG issued $125.0 million aggregate principal amount of its 2008 Notes. Upon closing of the Transactions, NMG called its 2008 Notes for redemption pursuant to their terms. On November 7, 2005, NMG used $134.7 million of reserved cash to redeem its 2008 Notes, which included a call premium of $6.2 million plus accrued interest of $3.5 million through the redemption date.

Maturities of Long-Term Debt.  At October 28, 2006, annual maturities of long-term debt during the next five fiscal years and thereafter are as follows (in millions):

2007	$—
2008	—
2009	—
2010	—
2011	—
2012	—
Thereafter	3,195.8

The above table does not reflect future excess cash flow prepayments, if any, that may be required under the term loan facility.

Interest Rate Swaps.  The Company uses derivative financial instruments to help manage its interest rate risk. Effective December 6, 2005, NMG entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreements terminate after five years. As of the effective date, NMG designated the interest rate swaps as cash flow hedges. As a result, changes in the fair value of NMG’s swaps are recorded as a component of other comprehensive income. For the thirteen weeks ended October 28, 2006, we recorded $7.7 million of unrecognized losses, net of tax, in other comprehensive income.

At October 28, 2006, the fair value of NMG’s interest rate swap agreements was a gain of approximately $7.4 million, which amount is included in other assets. As a result of the swap agreements, NMG’s effective fixed interest rates as to the $1,000.0 million in floating rate indebtedness will range from 6.931% to 7.499% per quarter and result in an average fixed rate of 7.285%.

Interest expense.  The significant components of interest expense are as follows:

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)

Asset-Based Revolving Credit Facility	$—	$581	$—
Senior Secured Term Loan Facility	35,703	8,214	—
2028 Debentures	2,226	685	1,542
Senior Notes	15,750	4,025	—
Senior Subordinated Notes	12,968	3,314	—
2008 Notes	—	639	1,439
Amortization of debt issue costs and other	4,538	1,162	301
Total interest expense	71,185	18,620	3,282
Less:
Interest income	1,642	962	3,046
Capitalized interest	725	404	1,146
Interest expense (income), net	$68,818	$17,254	$(910)

9.               Other Income

In the first quarter of fiscal year 2007, we received consideration aggregating $4.2 million in connection with the merger of Wedding Channel.com and The Knot. We held a minority operating interest in Wedding Channel.com and accounted for our investment under the cost method. In prior years, we had previously reduced our carrying value of this investment to zero.

10.         Accumulated Other Comprehensive Income (Loss)

The following table shows the components of accumulated other comprehensive income (loss):

(in thousands)	October 28, 2006	July 29, 2006	October 29, 2005
	(Successor)	(Successor)	(Successor)

Unrealized gain (loss) on financial instruments	$2,894	$9,990	$(754)
Other	(122)	(161)	156
Total accumulated other comprehensive income (loss)	$2,772	$9,829	$(598)

11.         Employee Benefit Plans

Description of Benefit Plans.  We sponsor a defined benefit pension plan (Pension Plan) covering substantially all full-time employees.  We also sponsor an unfunded supplemental executive retirement plan (SERP Plan) that provides additional pension benefits to certain employees.  Benefits under both plans are based on the employees’ years of service and compensation over defined periods of employment.  Pension Plan assets consist primarily of equity and fixed income securities.

Retirees and active employees hired prior to March 1, 1989 are eligible to participate in a plan providing certain limited postretirement health care benefits (Postretirement Plan) if they have met certain service and minimum age requirements.

Costs of Benefits.  The components of the expenses incurred under our Pension Plan, SERP Plan and Postretirement Plan are as follows:

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)
Pension Plan:
Service cost	$3,922	$1,239	$2,823
Interest cost	5,863	1,615	3,468
Expected return on plan assets	(5,876)	(1,749)	(3,636)
Net amortization of losses and prior service costs	—	—	1,205
Pension Plan expense	$3,909	$1,105	$3,860

SERP Plan:
Service cost	$469	$146	$330
Interest cost	1,232	343	730
Net amortization of losses and prior service costs	—	—	394
SERP Plan expense	$1,701	$489	$1,454

Postretirement Plan:
Service cost	$14	$4	$8
Interest cost	227	65	139
Net amortization of losses (gains)	—	—	(5)
Postretirement expense	$241	$69	$142

Purchase Accounting Adjustments.  The obligations and assets related to our benefit plans were valued at fair value as of the date of the Acquisition as follows:

(in thousands)	Pension Plan	SERP Plan	Postretirement Plan

Benefit obligations at fair value (5.75% discount rate)	$354,807	$76,806	$15,281
Assets held by defined benefit pension plan, at fair value	287,871	—	—
Excess of benefit obligations over plan assets	66,936	76,806	15,281
Less: previously recorded benefit plan obligations recorded by Predecessor	(19,655)	(63,540)	(18,205)
Adjustment to increase benefit plan obligations	$47,281	$13,266	$(2,924)

Funding Policy and Plan Assets.  Our policy is to fund the Pension Plan at or above the minimum required by law.  Based upon currently available information, we will not be required to make contributions to the Pension Plan for the 2007 plan year; however, we could decide to make a voluntary contribution based on our evaluation of the Pension Plan.

12.         Segments

We have identified two reportable segments: Specialty Retail stores and Direct Marketing. The Specialty Retail stores segment includes all Neiman Marcus and Bergdorf Goodman retail stores, including Neiman Marcus clearance stores. The Direct Marketing segment conducts both online and print catalog operations under the Neiman Marcus, Bergdorf Goodman and Horchow brand names.

Both the Specialty Retail stores and Direct Marketing segments derive their revenues from the sales of high-end fashion apparel, accessories, cosmetics and fragrances from leading designers, precious and fashion jewelry and decorative home accessories.

Operating earnings for the segments include 1) revenues, 2) cost of sales, 3) direct selling, general, and administrative expenses, 4) other direct operating expenses, 5) income from credit card operations and 6) depreciation expense for the respective segment.  Items not allocated to our operating segments include those items not considered by management in measuring the assets and profitability of our segments. These amounts include 1) corporate expenses including, but not limited to, treasury, investor relations, legal and finance support services, and general corporate management, 2) charges related to the application of purchase accounting adjustments made in connection with the Acquisition including amortization of customer lists and favorable lease commitments and other non-cash valuation charges and 3) interest expense.  These items, while often times related to the operations of a segment, are not considered by segment operating management, corporate operating management and the chief operating decision maker in assessing segment operating performance.  The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (except with respect to purchase accounting adjustments not allocated to the operating segments).  Our senior management evaluates the performance of our assets on a consolidated basis.

The following tables set forth the information for our reportable segments:

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005
	(Successor)	(Successor)	(Predecessor)
REVENUES:
Specialty Retail stores	$879,932	$262,410	$544,857
Direct Marketing	159,279	51,402	87,515
Total	$1,039,211	$313,812	$632,372

OPERATING EARNINGS:
Specialty Retail stores	$156,577	$44,065	$91,372
Direct Marketing	20,798	6,414	8,246
Subtotal	177,375	50,479	99,618
Corporate expenses	(9,276)	(3,984)	(5,811)
Amortization of customer lists and favorable lease commitments	(18,034)	(4,808)	—
Non-cash charges related to other valuation adjustments made in connection with the Acquisition	—	(7,011)	—
Other income (1)	4,210	—	—
Transaction and other costs	—	—	(23,544)
Total	$154,275	$34,676	$70,263

CAPITAL EXPENDITURES:
Specialty Retail stores	$38,217	$20,293	$22,784
Direct Marketing	3,202	1,703	2,791
Total	$41,419	$21,996	$25,575

DEPRECIATION EXPENSE:
Specialty Retail stores	$28,941	$7,846	$16,970
Direct Marketing	3,070	765	1,836
Other	—	(110)	403
Subtotal	32,011	8,501	19,209
Depreciation expense on step-up of fixed assets made in connection with the Acquisition	1,164	821	—
Total	$33,175	$9,322	$19,209

(1) Other income represents the proceeds we received in settlement of our cost method investment in an internet retailer. We had previously reduced our carrying value in this investment to zero.

13.         Commitments and Contingencies

Long-term Incentive Plan.  Following the consummation of the Transactions, the Company created a long-term incentive plan (Long-term Incentive Plan) that provides for a cash incentive payable upon a change of control, as defined, subject to the attainment of certain performance objectives to employees who have historically been eligible for stock-based compensation.  Performance objectives and targets are based on cumulative EBITDA percentages for three year periods beginning in fiscal year 2006.  Earned awards for each completed performance period will be credited to a book account and will earn interest at the rate of 5% annually until the award is paid.  Awards will be paid within 30 days of a change of control or the first day there is a public market of at least 20% of total outstanding common stock.

Cash Incentive Plan.  Following the consummation of the Transactions, the Company also adopted a cash incentive plan (Cash Incentive Plan) to aid in the retention of certain key executives.  The Cash Incentive Plan provides for the creation of a $14 million cash bonus pool to be shared by all participants based on the number of vested and unvested stock options and underlying shares that were granted pursuant to the Management Equity Incentive Plan.  Each participant in the Cash Incentive Plan will be entitled to a cash bonus upon the earlier to occur of a change of control or an initial public offering, as defined in the Cash Incentive Plan, provided that the internal rate of return to the Sponsors is positive.

Litigation.  We are currently involved in various legal actions and proceedings that arose in the ordinary course of business. We believe that any liability arising as a result of these actions and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

14.         Condensed Consolidating Financial Information (with respect to NMG’s obligations under the Senior Notes and the Senior Subordinated Notes)

All of NMG’s obligations under the Senior Notes and the Senior Subordinated Notes, as well as its obligations under the Asset-Based Revolving Credit Facility and the Senior Secured Term Loan Facility, are guaranteed by the Company and certain of NMG’s existing and future domestic subsidiaries (principally, Bergdorf Goodman, Inc. through which NMG conducts the operations of its Bergdorf Goodman stores and NM Nevada Trust which holds legal title to certain real property and intangible assets used by the Company in conducting its operations). Non-guarantor subsidiaries consist principally of Kate Spade LLC and the Neiman Marcus Funding Corporation through which the Company previously conducted its credit card operations prior to the Credit Card Sale. The guarantees by the Company and each subsidiary guarantor are full and unconditional and joint and several.

The following condensed consolidating financial information represents the financial information of Neiman Marcus, Inc. and its wholly-owned subsidiary guarantors, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commission’s Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiary guarantors operated as independent entities.

	October 28, 2006 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$157,589	$981	$860	$—	$159,430
Accounts receivable, net of allowance	—	36,484	5,498	3,681	544	46,207
Merchandise inventories	—	870,900	100,892	7	(497)	971,302
Other current assets	—	68,506	7,422	—	—	75,928
Current assets of discontinued operations	—	—	—	16,354	—	16,354
Total current assets	—	1,133,479	114,793	20,902	47	1,269,221
Property and equipment, net	—	884,142	151,609	2,387	—	1,038,138
Goodwill and intangibles, net	—	1,990,447	2,215,276	—	—	4,205,723
Other assets	—	109,592	195	4	—	109,791
Investments in subsidiaries	1,449,207	2,421,126	—	—	(3,870,333)	—
Non-current assets of discontinued operations	—	—	—	79,297	—	79,297
Total assets	$1,449,207	$6,538,786	$2,481,873	$102,590	$(3,870,286)	$6,702,170
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$283,593	$31,773	$4,302	$544	$320,212
Accrued liabilities	—	358,791	70,751	445	1,308	431,295
Notes payable and current maturities of long-term liabilities	—	4,179	—	—	—	4,179
Current liabilities of discontinued operations	—	—	—	28,565	—	28,565
Total current liabilities	—	646,563	102,524	33,312	1,852	784,251
Long-term liabilities:
Long-term debt	—	3,195,760	—	—	—	3,195,760
Deferred income taxes	—	1,031,959	—	—	—	1,031,959
Other long-term liabilities	—	215,297	6,964	4	—	222,265
Non-current liabilities of discontinued operations	—	—	—	12,735	—	12,735
Total long-term liabilities	—	4,443,016	6,964	12,739	—	4,462,719
Minority interest	—	—	—	—	5,993	5,993
Total shareholders’ equity	1,449,207	1,449,207	2,372,385	56,539	(3,878,131)	1,449,207
Total liabilities and shareholders’ equity	$1,449,207	$6,538,786	$2,481,873	$102,590	$(3,870,286)	$6,702,170

	July 29, 2006 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$222,308	$986	$446	$—	$223,740
Accounts receivable, net of allowance	—	22,189	3,750	3,681	544	30,164
Merchandise inventories	—	711,443	84,252	7	(2,081)	793,621
Other current assets	—	67,170	4,544	—	—	71,714
Current assets of discontinued operations	—	—	—	16,617	—	16,617
Total current assets	—	1,023,110	93,532	20,751	(1,537)	1,135,856
Property and equipment, net	—	875,725	152,109	2,445	—	1,030,279
Goodwill and intangibles, net	—	2,007,770	2,215,987	—	—	4,223,757
Other assets	—	124,929	389	5	—	125,323
Investments in subsidiaries	1,427,667	2,429,916	—	—	(3,857,583)	—
Non-current assets of discontinued operations	—	—	—	92,746	—	92,746
Total assets	$1,427,667	$6,461,450	$2,462,017	$115,947	$(3,859,120)	$6,607,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$263,800	$31,835	$4,260	$544	$300,439
Accrued liabilities	—	310,551	67,340	77	—	377,968
Notes payable and current maturities of long-term liabilities	—	3,887	—	—	—	3,887
Current liabilities of discontinued operations	—	—	—	16,764	—	16,764
Total current liabilities	—	578,238	99,175	21,101	544	699,058
Long-term liabilities:
Long-term debt	—	3,195,711	—	—	—	3,195,711
Deferred income taxes	—	1,048,925	—	—	—	1,048,925
Other long-term liabilities	—	210,909	6,597	5	—	217,511
Non-current liabilities of discontinued operations	—	—	—	12,775	—	12,775
Total long-term liabilities	—	4,455,545	6,597	12,780	—	4,474,922
Minority interest	—	—	—	—	6,314	6,314
Total shareholders’ equity	1,427,667	1,427,667	2,356,245	82,066	(3,865,978)	1,427,667
Total liabilities and shareholders’ equity	$1,427,667	$6,461,450	$2,462,017	$115,947	$(3,859,120)	$6,607,961

	October 29, 2005 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$189,699	$1,128	$705	$—	$191,532
Reserved cash	—	134,734	—	—	—	134,734
Accounts receivable, net of allowance	—	14,222	4,988	3,357	548	23,115
Merchandise inventories	—	854,897	104,198	8	—	959,103
Other current assets	—	88,366	6,414	—	—	94,780
Current assets of discontinued operations	—	—	—	39,843	—	39,843
Total current assets	—	1,281,918	116,728	43,913	548	1,443,107
Property and equipment, net	—	934,015	158,750	2,638	—	1,095,403
Goodwill and intangibles, net	—	1,961,473	2,226,843	—	—	4,188,316
Other assets	—	118,643	526	4	—	119,173
Investments in subsidiaries	1,411,681	2,521,114	—	—	(3,932,795)	—
Non-current assets of discontinued operations	—	—	—	140,416	—	140,416
Total assets	$1,411,681	$6,817,163	$2,502,847	$186,971	$(3,932,247)	$6,986,415
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$295,397	$34,969	$4,183	$548	$335,097
Accrued liabilities	—	258,516	64,048	(190)	—	322,374
Notes payable and current maturities of long-term liabilities	—	200	—	—	—	200
Senior notes due 2008	—	134,734	—	—	—	134,734
Current liabilities of discontinued operations	—	—	—	35,580	—	35,580
Total current liabilities	—	688,847	99,017	39,573	548	827,985
Long-term liabilities:
Long-term debt	—	3,445,565	—	—	—	3,445,565
Deferred income taxes	—	1,106,419	—	—	—	1,106,419
Other long-term liabilities	—	164,651	5,171	4	—	169,826
Non-current liabilities of discontinued operations	—	—	—	13,188	—	13,188
Total long-term liabilities	—	4,716,635	5,171	13,192	—	4,734,998
Minority interest	—	—	—	—	11,751	11,751
Total shareholders’ equity	1,411,681	1,411,681	2,398,659	134,206	(3,944,546)	1,411,681
Total liabilities and shareholders’ equity	$1,411,681	$6,817,163	$2,502,847	$186,971	$(3,932,247)	$6,986,415

	Thirteen weeks ended October 28, 2006 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$864,453	$174,758	$—	$—	$1,039,211
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	509,506	97,080	192	—	606,778
Selling, general and administrative expenses (excluding depreciation)	—	215,901	31,029	600	—	247,530
Income from credit card operations	—	(14,630)	(1,741)	—	—	(16,371)
Depreciation expense	—	28,425	4,654	96	—	33,175
Amortization of customer lists and favorable lease commitments	—	15,093	2,941	—	—	18,034
Other income	—	(4,210)	—	—	—	(4,210)
Operating earnings	—	114,368	40,795	(888)	—	154,275
Interest expense, net	—	68,818	—	—	—	68,818
Intercompany royalty charges (income)	—	66,078	(66,078)	—	—	—
Equity in earnings of subsidiaries	(27,229)	(81,759)	—	—	108,988	—
Earnings (loss) from continuing operations before income taxes	27,229	61,231	106,873	(888)	(108,988)	85,457
Income taxes	—	34,002	—	—	—	34,002
Earnings (loss) from continuing operations	27,229	27,229	106,873	(888)	(108,988)	51,455
Loss from discontinued operations, net of taxes	—	—	—	(23,657)	(569)	(24,226)
Net earnings (loss)	$27,229	$27,229	$106,873	$(24,545)	$(109,557)	$27,229

	Four weeks ended October 29, 2005 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$266,522	$47,220	$70	$—	$313,812
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	162,676	28,797	55	—	191,528
Selling, general and administrative expenses (excluding depreciation)	—	67,378	9,932	(47)	—	77,263
Income from credit card operations	—	(3,690)	(95)	—	—	(3,785)
Depreciation expense	—	7,727	1,561	34	—	9,322
Amortization of customer lists and favorable lease commitments	—	3,704	1,104	—	—	4,808
Operating earnings	—	28,727	5,921	28	—	34,676
Interest expense, net	—	17,254	—	—	—	17,254
Intercompany royalty charges (income)	—	18,328	(18,328)	—	—	—
Equity in earnings of subsidiaries	(10,849)	(24,494)	—	—	35,343	—
Earnings (loss) from continuing operations before income taxes	10,849	17,639	24,249	28	(35,343)	17,422
Income taxes	—	6,790	—	—	—	6,790
Earnings (loss) from continuing operations	10,849	10,849	24,249	28	(35,343)	10,632
Earnings (loss) from discontinued operations, net of taxes	—	—	—	549	(332)	217
Net earnings (loss)	$10,849	$10,849	$24,249	$577	$(35,675)	$10,849

	Nine weeks ended October 1, 2005 (Predecessor)
(in thousands)	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$530,667	$101,556	$149	$—	$632,372
Cost of goods sold including buying and occupancy costs (excluding depreciation)	312,454	58,986	102	—	371,542
Selling, general and administrative expenses (excluding depreciation)	135,279	20,491	(138)	—	155,632
Income from credit card operations	(6,994)	(824)	—	—	(7,818)
Depreciation expense	16,118	3,015	76	—	19,209
Transaction and other costs	23,544	—	—	—	23,544
Operating earnings	50,266	19,888	109	—	70,263
Interest (income) expense, net	(910)	—	—	—	(910)
Intercompany royalty charges (income)	46,240	(46,240)	—	—	—
Equity in earnings of subsidiaries	(65,444)	—	—	65,444	—
Earnings (loss) from continuing operations before income taxes	70,380	66,128	109	(65,444)	71,173
Income taxes	26,226	—	—	—	26,226
Earnings (loss) from continuing operations	44,154	66,128	109	(65,444)	44,947
(Loss) earnings from discontinued operations, net of taxes	—	—	(1,346)	553	(793)
Net earnings (loss)	$44,154	$66,128	$(1,237)	$(64,891)	$44,154

	Thirteen weeks ended October 28, 2006 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$27,229	$27,229	$106,873	$(24,545)	$(109,557)	$27,229
Loss from discontinued operations	—	—	—	23,657	569	24,226
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	28,425	4,654	96	—	33,175
Amortization of debt issue costs	—	3,498	—	—	—	3,498
Amortization of customer lists and favorable lease commitments	—	15,093	2,941	—	—	18,034
Non-cash charges related to step-up in carrying value of inventory	—	—	—	—	—	—
Stock-based compensation charges	—	1,365	—	—	—	1,365
Deferred income taxes	—	(13,801)	—	—	—	(13,801)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	5,207	561	—	—	5,768
Intercompany royalty income payable (receivable)	—	66,078	(66,078)	—	—	—
Equity in earnings of subsidiaries	(27,229)	(81,759)	—	—	108,988	—
Changes in operating assets and liabilities, net	—	(77,608)	(44,415)	1,205	—	(120,818)
Net cash (used for) provided by continuing operating activities	—	(26,273)	4,536	413	—	(21,324)
Net cash provided by discontinued operations	—	—	—	1,059	—	1,059
Net cash (used for) provided by operating activities	—	(26,273)	4,536	1,472	—	(20,265)
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(36,879)	(4,541)	1	—	(41,419)
Net cash used for continuing investing activities	—	(36,879)	(4,541)	1	—	(41,419)
Net cash used for discontinued operations	—	—	—	(136)	—	(136)
Net cash used for investing activities	—	(36,879)	(4,541)	(135)	—	(41,555)
CASH FLOWS—FINANCING ACTIVITIES
Repayment of borrowings	—	(809)	—	—	—	(809)
Debt issuance costs paid	—	(758)	—	—	—	(758)
Net cash used for continuing financing activities	—	(1,567)	—	—	—	(1,567)
Net cash used for discontinued operations	—	—	—	(925)	—	(925)
Net cash used for financing activities	—	(1,567)	—	(925)	—	(2,492)
CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(64,719)	(5)	412	—	(64,312)
Beginning balance	—	222,308	986	1,469	—	224,763
Ending balance	—	157,589	981	1,881	—	160,451
Less cash of discontinued operations	—	—	—	1,021	—	1,021
Ending balance	$—	$157,589	$981	$860	$—	$159,430

	Four weeks ended October 29, 2005 (Successor)
(in thousands)	Company	NMG	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$10,849	$10,849	$24,249	$577	$(35,675)	$10,849
(Earnings) loss from discontinued operations	—	—	—	(549)	332	(217)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	7,727	1,561	34	—	9,322
Amortization of debt issue costs	—	1,091	—	—	—	1,091
Amortization of customer lists and favorable lease commitments	—	3,704	1,104	—	—	4,808
Non-cash charges related to step-up in carrying value of inventory	—	6,388	1,093	—	—	7,481
Deferred income taxes	—	(12,409)	—	—	—	(12,409)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	14,119	29	(1,255)	—	12,893
Intercompany royalty income payable (receivable)	—	18,601	(18,601)	—	—	—
Equity in earnings of subsidiaries	(10,849)	(24,494)	—	—	35,343	—
Changes in operating assets and liabilities, net	—	(20,042)	(7,290)	1,627	—	(25,705)
Net cash provided by continuing operating activities	—	5,534	2,145	434	—	8,113
Net cash provided by discontinued operations	—	—	—	1,273	—	1,273
Net cash provided by operating activities	—	5,534	2,145	1,707	—	9,386
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(19,792)	(1,939)	(265)	—	(21,996)
Acquisition of The Neiman Marcus Group, Inc.	—	(5,152,939)	—	—	—	(5,152,939)
Increase in reserved cash	—	(134,734)	—	—	—	(134,734)
Intercompany (receivable) payable	(1,427,739)	—	—	—	1,427,739	—
Net cash (used for) provided by continuing investing activities	(1,427,739)	(5,307,465)	(1,939)	(265)	1,427,739	(5,309,669)
Net cash used for discontinued operations	—	—	—	(1,015)	—	(1,015)
Net cash (used for) provided by investing activities	(1,427,739)	(5,307,465)	(1,939)	(1,280)	1,427,739	(5,310,684)
CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings	—	3,325,000	—	—	—	3,325,000
Repayment of borrowings	—	—	—	—	—	—
Debt issuance costs paid	—	(102,854)	—	—	—	(102,854)
Cash equity contributions	1,427,739	1,427,739	—	—	(1,427,739)	1,427,739
Net cash provided by (used for) continuing financing activities	1,427,739	4,649,885	—	—	(1,427,739)	4,649,885
Net cash used for discontinued operations	—	—	—	(750)	—	(750)
Net cash provided by (used for) financing activities	1,427,739	4,649,885	—	(750)	(1,427,739)	4,649,135
CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(652,046)	206	(323)	—	(652,163)
Beginning balance	—	841,745	922	1,593	—	844,260
Ending balance	—	189,699	1,128	1,270	—	192,097
Less cash of discontinued operations	—	—	—	565	—	565
Ending balance	$—	$189,699	$1,128	$705	$—	$191,532

	Nine weeks ended October 1, 2005 (Predecessor)
(in thousands)	NMG	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$44,154	$66,128	$(1,237)	$(64,891)	$44,154
Loss (earnings) from discontinued operations	—	—	1,346	(553)	793
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	16,118	3,015	76	—	19,209
Amortization of debt issue costs	96	—	—	—	96
Stock-based compensation charges	19,968	—	—	—	19,968
Deferred income taxes	(6,921)	—	—	—	(6,921)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	(5,371)	254	496	—	(4,621)
Intercompany royalty income payable (receivable)	46,240	(46,240)	—	—	—
Equity in earnings of subsidiaries	(65,444)	—	—	65,444	—
Changes in operating assets and liabilities, net	505,360	(20,294)	(534,211)	—	(49,145)
Net cash provided by (used for) continuing operating activities	554,200	2,863	(533,530)	—	23,533
Net cash used for discontinued operations	—	—	(4,098)	—	(4,098)
Net cash provided by (used for) operating activities	554,200	2,863	(537,628)	—	19,435
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(22,455)	(2,736)	(384)	—	(25,575)
Net cash used for continuing investing activities	(22,455)	(2,736)	(384)	—	(25,575)
Net cash used for discontinued operations	—	—	(736)	—	(736)
Net cash used for investing activities	(22,455)	(2,736)	(1,120)	—	(26,311)
CASH FLOWS—FINANCING ACTIVITIES
Cash dividends paid	(7,346)	—	—	—	(7,346)
Net cash used for continuing financing activities	(7,346)	—	—	—	(7,346)
Net cash provided by discontinued operations	—	—	5,000	—	5,000
Net cash (used for) provided by financing activities	(7,346)	—	5,000	—	(2,346)
CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	524,399	127	(533,748)	—	(9,222)
Beginning balance	317,346	795	535,341	—	853,482
Ending balance	841,745	922	1,593	—	844,260
Less cash of discontinued operations	—	—	1,056	—	1,056
Ending balance	$841,745	$922	$537	$—	$843,204

15.  Condensed Consolidating Financial Information (with respect to NMG’s obligations under the 2028 Debentures)

All of NMG’s obligations under the 2028 Debentures are guaranteed by the Company. Non-guarantor subsidiaries consist principally of Bergdorf Goodman, Inc. through which NMG conducts the operations of its Bergdorf Goodman stores, NM Nevada Trust which holds legal title to certain real property and intangible assets used by NMG in conducting its operations, Neiman Marcus Funding Corporation through which NMG previously conducted its credit card operations prior to the Credit Card Sale and Kate Spade LLC. The guarantee by the Company is full and unconditional and joint and several.

The following condensed consolidating financial information represents the financial information of Neiman Marcus, Inc. and its non-guarantor subsidiaries, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commission’s Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the non-guarantor subsidiaries operated as independent entities.

	October 28, 2006 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$157,589	$1,841	$—	$159,430
Accounts receivable, net of allowance	—	36,484	9,179	544	46,207
Merchandise inventories	—	870,900	100,899	(497)	971,302
Other current assets	—	68,506	7,422	—	75,928
Current assets of discontinued operations	—	—	16,354	—	16,354
Total current assets	—	1,133,479	135,695	47	1,269,221
Property and equipment, net	—	884,142	153,996	—	1,038,138
Goodwill and intangibles, net	—	1,990,447	2,215,276	—	4,205,723
Other assets	—	109,592	199	—	109,791
Investments in subsidiaries	1,449,207	2,421,126	—	(3,870,333)	—
Non-current assets of discontinued operations	—	—	79,297	—	79,297
Total assets	$1,449,207	$6,538,786	$2,584,463	$(3,870,286)	$6,702,170
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$283,593	$36,075	$544	$320,212
Accrued liabilities	—	358,791	71,196	1,308	431,295
Notes payable and current maturities of long-term liabilities	—	4,179	—	—	4,179
Current liabilities of discontinued operations	—	—	28,565	—	28,565
Total current liabilities	—	646,563	135,836	1,852	784,251
Long-term liabilities:
Long-term debt	—	3,195,760	—	—	3,195,760
Deferred income taxes	—	1,031,959	—	—	1,031,959
Other long-term liabilities	—	215,297	6,968	—	222,265
Non-current liabilities of discontinued operations	—	—	12,735	—	12,735
Total long-term liabilities	—	4,443,016	19,703	—	4,462,719
Minority interest	—	—	—	5,993	5,993
Total shareholders’ equity	1,449,207	1,449,207	2,428,924	(3,878,131)	1,449,207
Total liabilities and shareholders’ equity	$1,449,207	$6,538,786	$2,584,463	$(3,870,286)	$6,702,170

	July 29, 2006 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$222,308	$1,432	$—	$223,740
Accounts receivable, net of allowance	—	22,189	7,431	544	30,164
Merchandise inventories	—	711,443	84,259	(2,081)	793,621
Other current assets	—	67,170	4,544	—	71,714
Current assets of discontinued operations	—	—	16,617	—	16,617
Total current assets	—	1,023,110	114,283	(1,537)	1,135,856
Property and equipment, net	—	875,725	154,554	—	1,030,279
Goodwill and intangibles, net	—	2,007,770	2,215,987	—	4,223,757
Other assets	—	124,929	394	—	125,323
Investments in subsidiaries	1,427,667	2,429,916	—	(3,857,583)	—
Non-current assets of discontinued operations	—	—	92,746	—	92,746
Total assets	$1,427,667	$6,461,450	$2,577,964	$(3,859,120)	$6,607,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$263,800	$36,095	$544	$300,439
Accrued liabilities	—	310,551	67,417	—	377,968
Notes payable and current maturities of long-term liabilities	—	3,887	—	—	3,887
Current liabilities of discontinued operations	—	—	16,764	—	16,764
Total current liabilities	—	578,238	120,276	544	699,058
Long-term liabilities:
Long-term debt	—	3,195,711	—	—	3,195,711
Deferred income taxes	—	1,048,925	—	—	1,048,925
Other long-term liabilities	—	210,909	6,602	—	217,511
Non-current liabilities of discontinued operations	—	—	12,775	—	12,775
Total long-term liabilities	—	4,455,545	19,377	—	4,474,922
Minority interest	—	—	—	6,314	6,314
Total shareholders’ equity	1,427,667	1,427,667	2,438,311	(3,865,978)	1,427,667
Total liabilities and shareholders’ equity	$1,427,667	$6,461,450	$2,577,964	$(3,859,120)	$6,607,961

	October 29, 2005 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$189,699	$1,833	$—	$191,532
Reserved cash	—	134,734	—	—	134,734
Accounts receivable, net of allowance	—	14,222	8,345	548	23,115
Merchandise inventories	—	854,897	104,206	—	959,103
Other current assets	—	88,366	6,414	—	94,780
Current assets of discontinued operations	—	—	39,843	—	39,843
Total current assets	—	1,281,918	160,641	548	1,443,107
Property and equipment, net	—	934,015	161,388	—	1,095,403
Goodwill and intangibles, net	—	1,961,473	2,226,843	—	4,188,316
Other assets	—	118,643	530	—	119,173
Investments in subsidiaries	1,411,681	2,521,114	—	(3,932,795)	—
Non-current assets of discontinued operations	—	—	140,416	—	140,416
Total assets	$1,411,681	$6,817,163	$2,689,818	$(3,932,247)	$6,986,415
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$295,397	$39,152	$548	$335,097
Accrued liabilities	—	258,516	63,858	—	322,374
Notes payable and current maturities of long-term liabilities	—	200	—	—	200
Senior notes due 2008	—	134,734	—	—	134,734
Current liabilities of discontinued operations	—	—	35,580	—	35,580
Total current liabilities	—	688,847	138,590	548	827,985
Long-term liabilities:
Long-term debt	—	3,445,565	—	—	3,445,565
Deferred income taxes	—	1,106,419	—	—	1,106,419
Other long-term liabilities	—	164,651	5,175	—	169,826
Non-current liabilities of discontinued operations	—	—	13,188	—	13,188
Total long-term liabilities	—	4,716,635	18,363	—	4,734,998
Minority interest	—	—	—	11,751	11,751
Total shareholders’ equity	1,411,681	1,411,681	2,532,865	(3,944,546)	1,411,681
Total liabilities and shareholders’ equity	$1,411,681	$6,817,163	$2,689,818	$(3,932,247)	$6,986,415

	Thirteen weeks ended October 28, 2006 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$864,453	$174,758	$—	$1,039,211
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	509,506	97,272	—	606,778
Selling, general and administrative expenses (excluding depreciation)	—	215,901	31,629	—	247,530
Income from credit card operations	—	(14,630)	(1,741)	—	(16,371)
Depreciation expense	—	28,425	4,750	—	33,175
Amortization of customer lists and favorable lease commitments	—	15,093	2,941	—	18,034
Other income	—	(4,210)	—	—	(4,210)
Operating earnings	—	114,368	39,907	—	154,275
Interest expense, net	—	68,818	—	—	68,818
Intercompany royalty charges (income)	—	66,078	(66,078)	—	—
Equity in earnings of subsidiaries	(27,229)	(81,759)	—	108,988	—
Earnings (loss) from continuing operations before income taxes	27,229	61,231	105,985	(108,988)	85,457
Income taxes	—	34,002	—	—	34,002
Earnings (loss) from continuing operations	27,229	27,229	105,985	(108,988)	51,455
Loss from discontinued operations, net of taxes	—	—	(23,657)	(569)	(24,226)
Net earnings (loss)	$27,229	$27,229	$82,328	$(109,557)	$27,229

	Four weeks ended October 29, 2005 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$266,522	$47,290	$—	$313,812
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	162,676	28,852	—	191,528
Selling, general and administrative expenses (excluding depreciation)	—	67,378	9,885	—	77,263
Income from credit card operations	—	(3,690)	(95)	—	(3,785)
Depreciation expense	—	7,727	1,595	—	9,322
Amortization of customer lists and favorable lease commitments	—	3,704	1,104	—	4,808
Operating earnings	—	28,727	5,949	—	34,676
Interest expense, net	—	17,254	—	—	17,254
Intercompany royalty charges (income)	—	18,328	(18,328)	—	—
Equity in earnings of subsidiaries	(10,849)	(24,494)	—	35,343	—
Earnings (loss) from continuing operations before income taxes	10,849	17,639	24,277	(35,343)	17,422
Income taxes	—	6,790	—	—	6,790
Earnings (loss) from continuing operations	10,849	10,849	24,277	(35,343)	10,632
Earnings (loss) from discontinued operations, net of taxes	—	—	549	(332)	217
Net earnings (loss)	$10,849	$10,849	$24,826	$(35,675)	$10,849

	Nine weeks ended October 1, 2005 (Predecessor)
(in thousands)	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$530,667	$101,705	$—	$632,372
Cost of goods sold including buying and occupancy costs (excluding depreciation)	312,454	59,088	—	371,542
Selling, general and administrative expenses (excluding depreciation)	135,279	20,353	—	155,632
Income from credit card operations	(6,994)	(824)	—	(7,818)
Depreciation expense	16,118	3,091	—	19,209
Transaction and other costs	23,544	—	—	23,544
Operating earnings	50,266	19,997	—	70,263
Interest (income) expense, net	(910)	—	—	(910)
Intercompany royalty charges (income)	46,240	(46,240)	—	—
Equity in earnings of subsidiaries	(65,444)	—	65,444	—
Earnings (loss) from continuing operations before income taxes	70,380	66,237	(65,444)	71,173
Income taxes	26,226	—	—	26,226
Earnings (loss) from continuing operations	44,154	66,237	(65,444)	44,947
(Loss) earnings from discontinued operations, net of taxes	—	(1,346)	553	(793)
Net earnings (loss)	$44,154	$64,891	$(64,891)	$44,154

	Thirteen weeks ended October 28, 2006 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$27,229	$27,229	$82,328	$(109,557)	$27,229
Loss from discontinued operations	—	—	23,657	569	24,226
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	28,425	4,750	—	33,175
Amortization of debt issue costs	—	3,498	—	—	3,498
Amortization of customer lists and favorable lease commitments	—	15,093	2,941	—	18,034
Non-cash charges related to step-up in carrying value of inventory	—	—	—	—	—
Stock-based compensation charges	—	1,365	—	—	1,365
Deferred income taxes	—	(13,801)	—	—	(13,801)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	5,207	561	—	5,768
Intercompany royalty income payable (receivable)	—	66,078	(66,078)	—	—
Equity in earnings of subsidiaries	(27,229)	(81,759)	—	108,988	—
Changes in operating assets and liabilities, net	—	(77,608)	(43,210)	—	(120,818)
Net cash (used for) provided by continuing operating activities	—	(26,273)	4,949	—	(21,324)
Net cash provided by discontinued operations	—	—	1,059	—	1,059
Net cash (used for) provided by operating activities	—	(26,273)	6,008	—	(20,265)
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(36,879)	(4,540)	—	(41,419)
Net cash used for continuing investing activities	—	(36,879)	(4,540)	—	(41,419)
Net cash used for discontinued operations	—	—	(136)	—	(136)
Net cash used for investing activities	—	(36,879)	(4,676)	—	(41,555)
CASH FLOWS—FINANCING ACTIVITIES
Repayment of borrowings	—	(809)	—	—	(809)
Debt issuance costs paid	—	(758)	—	—	(758)
Net cash used for continuing financing activities	—	(1,567)	—	—	(1,567)
Net cash used for discontinued operations	—	—	(925)	—	(925)
Net cash used for financing activities	—	(1,567)	(925)	—	(2,492)
CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(64,719)	407	—	(64,312)
Beginning balance	—	222,308	2,455	—	224,763
Ending balance	—	157,589	2,862	—	160,451
Less cash of discontinued operations	—	—	1,021	—	1,021
Ending balance	$—	$157,589	$1,841	$—	$159,430

	Four weeks ended October 29, 2005 (Successor)
(in thousands)	Company	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$10,849	$10,849	$24,826	$(35,675)	$10,849
(Earnings) loss from discontinued operations	—	—	(549)	332	(217)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	7,727	1,595	—	9,322
Amortization of debt issue costs	—	1,091	—	—	1,091
Amortization of customer lists and favorable lease commitments	—	3,704	1,104	—	4,808
Non-cash charges related to step-up in carrying value of inventory	—	6,388	1,093	—	7,481
Deferred income taxes	—	(12,409)	—	—	(12,409)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	14,119	(1,226)	—	12,893
Intercompany royalty income payable (receivable)	—	18,601	(18,601)	—	—
Equity in earnings of subsidiaries	(10,849)	(24,494)	—	35,343	—
Changes in operating assets and liabilities, net	—	(20,042)	(5,663)	—	(25,705)
Net cash provided by continuing operating activities	—	5,534	2,579	—	8,113
Net cash provided by discontinued operations	—	—	1,273	—	1,273
Net cash provided by operating activities	—	5,534	3,852	—	9,386
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(19,792)	(2,204)	—	(21,996)
Acquisition of The Neiman Marcus Group, Inc.	—	(5,152,939)	—	—	(5,152,939)
Increase in reserved cash	—	(134,734)	—	—	(134,734)
Intercompany (receivable) payable	(1,427,739)	—	—	1,427,739	—
Net cash (used for) provided by continuing investing activities	(1,427,739)	(5,307,465)	(2,204)	1,427,739	(5,309,669)
Net cash used for discontinued operations	—	—	(1,015)	—	(1,015)
Net cash (used for) provided by investing activities	(1,427,739)	(5,307,465)	(3,219)	1,427,739	(5,310,684)
CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings	—	3,325,000	—	—	3,325,000
Repayment of borrowings	—		—	—	—
Debt issuance costs paid	—	(102,854)	—	—	(102,854)
Cash equity contributions	1,427,739	1,427,739	—	(1,427,739)	1,427,739
Net cash provided by (used for) continuing financing activities	1,427,739	4,649,885	—	(1,427,739)	4,649,885
Net cash used for discontinued operations	—	—	(750)	—	(750)
Net cash provided by (used for) financing activities	1,427,739	4,649,885	(750)	(1,427,739)	4,649,135
CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(652,046)	(117)	—	(652,163)
Beginning balance	—	841,745	2,515	—	844,260
Ending balance	—	189,699	2,398	—	192,097
Less cash of discontinued operations	—	—	565	—	565
Ending balance	$—	$189,699	$1,833	$—	$191,532

	Nine weeks ended October 1, 2005 (Predecessor)
(in thousands)	NMG	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS—OPERATING ACTIVITIES
Net earnings (loss)	$44,154	$64,891	$(64,891)	$44,154
Loss (earnings) from discontinued operations	—	1,346	(553)	793
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	16,118	3,091	—	19,209
Amortization of debt issue costs	96	—	—	96
Stock-based compensation charges	19,968	—	—	19,968
Deferred income taxes	(6,921)	—	—	(6,921)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	(5,371)	750	—	(4,621)
Intercompany royalty income payable (receivable)	46,240	(46,240)	—	—
Equity in earnings of subsidiaries	(65,444)	—	65,444	—
Changes in operating assets and liabilities, net	505,360	(554,505)	—	(49,145)
Net cash provided by (used for) continuing operating activities	554,200	(530,667)	—	23,533
Net cash used for discontinued operations	—	(4,098)	—	(4,098)
Net cash provided by (used for) operating activities	554,200	(534,765)	—	19,435
CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(22,455)	(3,120)	—	(25,575)
Net cash used for continuing investing activities	(22,455)	(3,120)	—	(25,575)
Net cash used for discontinued operations	—	(736)	—	(736)
Net cash used for investing activities	(22,455)	(3,856)	—	(26,311)
CASH FLOWS—FINANCING ACTIVITIES
Cash dividends paid	(7,346)	—	—	(7,346)
Net cash used for continuing financing activities	(7,346)	—	—	(7,346)
Net cash provided by discontinued operations	—	5,000	—	5,000
Net cash (used for) provided by financing activities	(7,346)	5,000	—	(2,346)
CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	524,399	(533,621)	—	(9,222)
Beginning balance	317,346	536,136	—	853,482
Ending balance	841,745	2,515	—	844,260
Less cash of discontinued operations	—	1,056	—	1,056
Ending balance	$841,745	$1,459	$—	$843,204

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 29, 2006.  Unless otherwise specified, the meanings of all defined terms in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are consistent with the meanings of such terms as defined in the Notes to the Condensed Consolidated Financial Statements. This discussion contains forward-looking statements.  Please see “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to our forward-looking statements.

Overview

Neiman Marcus, Inc. (the Company), together with our operating segments and subsidiaries, is a high-end specialty retailer. Our operations include the Specialty Retail stores segment and the Direct Marketing segment. The Specialty Retail stores segment consists primarily of Neiman Marcus and Bergdorf Goodman stores. The Direct Marketing segment conducts both online operations and print catalog under the brand names of Neiman Marcus, Bergdorf Goodman and Horchow.

Neiman Marcus, Inc. (formerly Newton Acquisition, Inc.) acquired The Neiman Marcus Group, Inc. (NMG) on October 6, 2005 through a merger transaction with Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Neiman Marcus, Inc.  The acquisition was accomplished through the merger of the Newton Acquisition Merger Sub, Inc. with and into NMG, with NMG being the surviving entity (the Acquisition).  Subsequent to the Acquisition, NMG is a subsidiary of the Company, which is controlled by Newton Holding, LLC (Holding). Both the Company and Holding were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors).

Prior to the Acquisition, the Company had no independent assets or operations.  After the Acquisition, the Company represents the Successor to NMG since the Company’s sole asset is its investment in NMG and its operations consist solely of the operating activities of NMG as well as costs incurred by the Company related to its investment in NMG.  For periods prior to the Acquisition, NMG is deemed to be the predecessor to the Company.  As a result, for periods prior to the Transactions, the financial statements of the Company consist of the financial statements of NMG for such periods. The accompanying condensed consolidated statements of earnings and cash flows present our results of operations and cash flows for the periods preceding the Acquisition (Predecessor) and the periods succeeding the Acquisition (Successor), respectively. All references to “we” and “our” relate to the Company for periods subsequent to the Transactions and to NMG for periods prior to the Transactions.

We have prepared our discussion of the results of operations for the thirteen weeks ended October 28, 2006 by comparing the results of operations for the thirteen weeks ended October 28, 2006 to the combined earnings and cash flows for the Predecessor nine-week period ended October 1, 2005 and the Successor four week period ended October 29, 2005. Although this combined presentation does not comply with generally accepted accounting principles (GAAP), we believe that it provides a meaningful method of comparison. The combined operating results have not been prepared on a pro forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the Transactions and may not be predictive of future results of operations.

In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See “Liquidity and Capital Resources.” In addition, the purchase price paid in connection with the Acquisition was allocated to state the acquired assets and liabilities at fair value at the Acquisition date. The purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, our successor financial statements subsequent to the Transactions are not comparable to our predecessor financial statements.

Our fiscal year ends on the Saturday closest to July 31.  All references to the first quarter of fiscal year 2007 relate to the thirteen weeks ended October 28, 2006.  All references to the first quarter of fiscal year 2006 relate to the combined four week period ended October 29, 2005 of the Successor and the nine week period ended October 1, 2005 of the Predecessor.

On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million (Gurwitch Disposition).  Gurwitch Products, L.L.C. designs and markets the Laura Mercier cosmetics line and had annual revenues of approximately $71.6 million in fiscal year 2006.  The net assets of Gurwitch

Products, L.L.C. were sold for their net carrying value (after purchase accounting adjustments made in connection with the Transactions to state such assets at fair value).

In April 2005, the minority investor in Kate Spade LLC exercised the put option with respect to the sale of the full amount of its 44% stake in such company to NMG. We subsequently entered into a standstill agreement to postpone the put process while we engaged in discussions with the minority investor in Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company.  In October 2006, we entered into an agreement to settle the put option whereby we will purchase the interest held by the minority investor for approximately $59 million. In November 2006, we entered into a definitive agreement to sell 100% of the ownership interests in Kate Spade LLC to Liz Claiborne, Inc. (consisting of both our current 56% interest and the 44% minority interest to be purchased by NMG) for estimated pretax net proceeds of approximately $117 million. Both the purchase of the minority interest in Kate Spade LLC and the sale of Kate Spade LLC to Liz Claiborne, Inc. are anticipated to close no later than January 2007.

Kate Spade LLC designs and markets high-end accessories and had revenues of approximately $84.7 million in fiscal year 2006. In the first quarter of fiscal year 2007, we wrote the net assets of Kate Spade LLC down by $24.7 million in order to state the net assets of Kate Spade LLC at their estimated net realizable value to NMG.

The Company’s unaudited condensed consolidated financial statements, accompanying notes and other information provided in this Quarterly Report on Form 10-Q reflect Gurwitch Products, L.L.C. and Kate Spade LLC as discontinued operations for all periods presented.

Recent Developments

On November 30, 2006, we announced preliminary total revenues and comparable revenues of approximately $332 million and $324 million, respectively, for the four-week November period of fiscal year 2007, representing increases of 5.3% and 2.9%, respectively, compared to the four-week November period of fiscal year 2006. For the four-week November period of fiscal year 2007, comparable revenues increased 4.2% in the Specialty Retail stores segment and decreased 2.4% in the Direct Marketing Segment.

All the financial data for the four-week November period of fiscal year 2007 set forth above are preliminary and unaudited and subject to revision based upon our review and the review by our independent registered public accounting firm of our financial condition and results of operations for the quarter ending January 27, 2007. Once we and our independent registered public accounting firm have completed our respective reviews of our financial information for the quarter ending January 27, 2007, we may report financial results that are materially different from those set forth above.

Factors Affecting Our Results

Revenues.  We generate our revenues from the sale of high-end merchandise through our Specialty Retail stores and Direct Marketing operation. Components of our revenues include:

•                  Sales of merchandise—Revenues from our Specialty Retail stores are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from our Direct Marketing operation are recognized when the merchandise is delivered to the customer. We maintain reserves for anticipated sales returns primarily based on our historical trends related to returns by both our retail and direct marketing customers.

•                  Commissions from leased departments—A small portion of the sales of our Specialty Retail stores consist of commissions from certain departments in our stores that we lease to independent companies.

•                  Delivery and processing—We generate revenues from delivery and processing charges related to merchandise delivered to our customers from both our retail and direct marketing operations.

Our revenues can be affected by the following factors:

•                  changes in the level of consumer spending generally and, specifically, on luxury goods;

•                  changes in the level of full-price sales;

•                  changes in the level of promotional events conducted by our Specialty Retail stores;

•                  our ability to successfully implement our store expansion and remodeling strategies;

•                  the rate of growth in internet sales by our Direct Marketing operation; and

•                  general economic conditions.

In addition, our revenues are seasonal. For a description of the seasonality of our business, see “Seasonality.”

Cost of goods sold including buying and occupancy costs (excluding depreciation) (COGS).  COGS consists of the following components:

•                  Inventory costs—We utilize the retail method of accounting, which is widely used in the retail industry due to its practicality, for substantially all of our merchandise inventories. Merchandise inventories are stated at the lower of cost or market. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

•                  Buying costs—Buying costs consist primarily of salaries and expenses incurred by our merchandising and buying operations.

•                  Occupancy costs—Occupancy costs consist primarily of rent, property taxes and operating costs of our retail, distribution and support facilities. A significant portion of our buying and occupancy costs are fixed.

•                  Delivery and processing costs—Delivery and processing costs consist primarily of delivery charges we pay to third-party carriers and other costs related to the fulfillment of customer orders not delivered at the point-of-sale.

With the introduction of new fashions in the first and third fiscal quarters and our emphasis on full-price selling in these quarters, a lower level of markdowns and higher margins are characteristic of these quarters.

Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. Certain allowances are received to reimburse us for markdowns taken or to support the gross margins that we earn in connection with the sales of the vendor’s merchandise. These allowances result in an increase to gross margin when we earn the allowances and they are approved by the vendor. Other allowances we receive represent reductions to the amounts we pay to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized at the time the goods are sold.

Changes in our COGS as a percentage of revenues are affected primarily by the following factors:

•                  customer acceptance of and demand for the merchandise we offer in a given season and the related impact of such factors on the level of full-price sales;

•                  our ability to order an appropriate amount of merchandise to match customer demand and the related impact on the level of net markdowns incurred;

•                  factors affecting revenues generally;

•                  changes in occupancy costs primarily associated with the opening of new stores or distribution facilities; and

•                  the amount of vendor reimbursements we receive during the fiscal year.

Selling, general and administrative expenses (excluding depreciation) (SG&A).  SG&A principally consists of costs related to employee compensation and benefits in the selling and administrative support areas, advertising and catalog costs and insurance expense. A significant portion of our selling, general and administrative expenses are variable in nature and are dependent on the sales we generate.

Advertising costs incurred by our Specialty Retail segment consist primarily of print media costs related to promotional materials mailed to our customers, while advertising costs incurred by our Direct Marketing operation relate to the production, printing and distribution of our print catalogs and the production of the photographic content on our websites, as well as online marketing costs. We receive advertising allowances from certain of our merchandise vendors. Substantially all the advertising allowances we receive represent reimbursements of direct, specific and incremental costs that we incur to promote the vendor’s merchandise in connection with our various advertising programs, primarily catalogs and other print media. As a result, these allowances are recorded as a reduction of our advertising costs when earned. Vendor allowances earned and recorded as a reduction to selling, general and administrative expenses aggregated approximately $20.8 million for the thirteen weeks ended October 28, 2006 and $19.9 million for the thirteen week period ended October 29, 2005 (including $18.6 million for the Predecessor prior to the Acquisition).

We also receive allowances from certain merchandise vendors in conjunction with compensation programs for employees who sell the vendor’s merchandise. These allowances are netted against the related compensation expense that we incur. Amounts received from vendors related to compensation programs were $16.2 million for the thirteen weeks ended October 28, 2006 and $14.4 million for the thirteen weeks ended October 29, 2005 (including $10.1 million for the Predecessor prior to the Acquisition).

Changes in our selling, general and administrative expenses are affected primarily by the following factors:

•                  changes in the number of sales associates primarily due to expansion of existing stores and new store openings, including increased health care and related benefits expenses;

•                  changes in expenses incurred in connection with our advertising and marketing programs; and

•                  changes in expenses related to insurance and long-term benefits due to general economic conditions such as rising health care costs.

Income from credit card operations.  Pursuant to a long-term marketing and servicing alliance with HSBC, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC based on net credit card sales and compensation for marketing and servicing activities (HSBC Program Income). We recognize HSBC Program Income when earned. In the future, the HSBC Program Income may be:

•                  decreased based upon the level of future services we provide to HSBC; and

•                  increased based upon other changes to our historical credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

Seasonality

We conduct our selling activities in two primary selling seasons—Fall and Spring. The Fall season is comprised of our first and second fiscal quarters and the Spring season is comprised of our third and fourth fiscal quarters.

Our first fiscal quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Fall season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are characteristic of this quarter. The second fiscal quarter is more focused on promotional activities related to the December holiday season, the early introduction of resort season collections from certain designers and the sale of Fall season goods on a marked down basis. As a result, margins are typically lower in the second fiscal quarter. However, due to the seasonal increase in sales that occurs during the holiday season, the second fiscal quarter is typically the quarter in which our revenues are the highest and in which expenses as a percentage of revenues are the lowest. Our working capital requirements are also the greatest in the first and second fiscal quarters as a result of higher seasonal requirements.

Similarly, the third fiscal quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Spring season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are again characteristic of this quarter. Revenues are generally the lowest in the fourth fiscal quarter with a focus on promotional activities offering Spring season goods to the customer on a marked down basis, resulting in lower margins during the quarter. Our working capital requirements are typically lower in the third and fourth fiscal quarters than in the other quarters.

A large percentage of our merchandise assortment, particularly in the apparel, fashion accessories and shoe categories, is ordered months in advance of the introduction of such goods. For example, women’s apparel, men’s apparel and shoes are typically ordered six to nine months in advance of the products being offered for sale while handbags, jewelry and other categories are typically ordered three to six months in advance. As a result, inherent in the successful execution of our business plans is our ability both to predict the fashion trends that will be of interest to our customers and to anticipate future spending patterns of our customer base.

We monitor the sales performance of our inventories throughout each season. We seek to order additional goods to supplement our original purchasing decisions when the level of customer demand is higher than originally anticipated. However, in certain merchandise categories, particularly fashion apparel, our ability to purchase additional goods can be limited. This can result in lost sales in the event of higher than anticipated demand of the fashion goods we offer or a higher than anticipated level of consumer spending. Conversely, in the event we buy fashion goods that are not accepted by the customer or the level of consumer spending is less than we anticipated, we typically incur a higher than anticipated level of markdowns, net of vendor allowances, to sell the goods that remain at the end of the season, resulting in lower operating profits. We believe that the experience of our merchandising and selling organizations helps to minimize the inherent risk in predicting fashion trends.

OPERATING RESULTS

Performance Summary

The following table sets forth certain items expressed as percentages of net revenues for the periods indicated.

	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005	Thirteen weeks ended October 29, 2005
	(Successor)	(Successor)	(Predecessor)	(Combined)

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy costs (excluding depreciation)	58.4	61.0	58.8	59.5
Selling, general and administrative expenses (excluding depreciation)	23.8	24.6	24.6	24.6
Income from credit card operations	(1.6)	(1.2)	(1.2)	(1.2)
Depreciation expense	3.2	3.0	3.0	3.0
Amortization of customer lists	1.3	1.0	—	0.3
Amortization of favorable lease commitments	0.4	0.5	—	0.2
Transaction and other costs	—	—	3.7	2.5
Other income	(0.4)	—	—	—
Operating earnings	14.8	11.0	11.1	11.1
Interest expense (income), net	6.6	5.5	(0.1)	1.7
Earnings from continuing operations before income taxes	8.2	5.6	11.3	9.4
Income taxes	3.3	2.2	4.1	3.5
Earnings from continuing operations	5.0	3.4	7.1	5.9
(Loss) earnings from discontinued operations	(2.3)	0.1	(0.1)	(0.1)
Net earnings	2.6%	3.5%	7.0%	5.8%

In connection with the Transactions, the Company incurred significant indebtedness and became highly leveraged.  See “Liquidity and Capital Resources.”  In addition, the purchase price paid in connection with the Acquisition was allocated to state the acquired assets and liabilities at fair value.  The purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things.  Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased.   As a result, our Successor financial statements subsequent to the Transactions are not comparable to our Predecessor financial statements.

Set forth in the following table is certain summary information with respect to our operations for the periods indicated.

(dollars in millions, except sales per square foot)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005	Thirteen weeks ended October 29, 2005
	(Successor)	(Successor)	(Predecessor)	(Combined)
REVENUES
Specialty Retail stores	$879.9	$262.4	$544.9	$807.3
Direct Marketing	159.3	51.4	87.5	138.9
Total	$1,039.2	$313.8	$632.4	$946.2

OPERATING EARNINGS
Specialty Retail stores	$156.6	$44.1	$91.4	$135.5
Direct Marketing	20.8	6.4	8.2	14.6
Subtotal	177.4	50.5	99.6	150.1
Corporate expenses	(9.3)	(4.0)	(5.8)	(9.8)
Amortization of customer lists and favorable lease commitments	(18.0)	(4.8)	—	(4.8)
Non-cash charges related to other valuation adjustments made in connection with the Acquisition	—	(7.0)	—	(7.0)
Other income (1)	4.2	—	—	—
Transaction and other costs	—	—	(23.5)	(23.5)
Total	$154.3	$34.7	$70.3	$104.9

OPERATING PROFIT MARGIN
Specialty Retail stores	17.8%	16.8%	16.8%	16.8%
Direct Marketing	13.1%	12.5%	9.4%	10.5%
Total	14.8%	11.1%	11.1%	11.1%

CHANGE IN COMPARABLE REVENUES (2)
Specialty Retail stores	5.4%	6.7%	9.8%	8.8%
Direct Marketing	14.7%	11.7%	9.6%	10.4%
Total	6.8%	7.5%	9.8%	9.0%

SALES PER SQUARE FOOT
Specialty Retail stores	$155	$49	$103	$152

STORE COUNT
Neiman Marcus and Bergdorf Goodman stores:
Open at beginning of period	38	37	36	36
Opened during the period	1	—	1	1
Open at end of period	39	37	37	37
Clearance centers:
Open at beginning of period	18	17	16	16
Opened during the period	—	—	1	1
Open at end of period	18	17	17	17

Notes on the following page.

(1) Other income represents the proceeds we received in settlement of our cost method investment in an internet retailer. We had previously reduced our carrying value in this investment to zero.

(2)  Comparable revenues include 1) revenues derived from our retail stores open for more than 52 weeks, including stores that have been relocated or expanded and 2) revenues from our Direct Marketing operation. Comparable revenues exclude 1) revenues of closed stores and 2) revenues from our discontinued operations (Gurwitch Products, L.L.C. and Kate Spade LLC).

First Quarter Fiscal Year 2007 Highlights

We believe that our product assortment of luxury, designer and fashion merchandise, coupled with our sales promotion activities and our commitment to superior customer service, have been critical to our success in the past. In addition, we believe these factors are critical to our future growth and success.  Highlights from the first quarter of fiscal year 2007 include:

•                  Revenues—Our revenues for the first quarter of fiscal year 2007 were $1,039.2 million and comparable revenues increased 6.8% in the first quarter of fiscal year 2007 as compared to the first quarter of fiscal year 2006.

For Specialty Retail stores, our sales per square foot for the last twelve trailing months increased by 3.7% to $613 as of October 2006 compared to $591 as of October 2005.

•                  Cost of goods sold including buying and occupancy costs (excluding depreciation)—COGS represented 58.4% of revenues in the first quarter of fiscal year 2007 and 59.5% of revenues in the first quarter of fiscal year 2006.  This decrease was primarily due to 1) purchase accounting adjustments in the first quarter of fiscal year 2006 which increased COGS by $7.5 million, or 0.8% of revenues and 2) lower net markdowns which decreased COGS in the first quarter of fiscal year 2007 by 0.4% of revenues.

•                  Selling, general and administrative expenses (excluding depreciation)—SG&A decreased in the first quarter of fiscal year 2007 to 23.8% of revenues from 24.6% of revenues in the first quarter of fiscal year 2006.

•                  Operating earnings—For the first quarter of fiscal year 2007, our operating earnings were $154.3 million, or 14.8% of revenues, compared to $104.9 million, or 11.1% of revenues, in the prior year fiscal quarter.  This increase was primarily due to 1) an increase of $27.3 million in the operating earnings generated by our Specialty Retail Stores and Direct Marketing segments, 2) a decrease of $23.5 million in transaction costs incurred in the first quarter of fiscal year 2006, partially offset by, 3) a $6.2 million net increase in non-cash charges related to the amortization of intangible assets and other asset valuation adjustments recorded in connection with the Acquisition and 4) other income of $4.2 million received in settlement of our cost method investment in an internet retailer.

Thirteen Weeks Ended October 28, 2006 Compared to Thirteen Weeks Ended October 29, 2005

Revenues.  Our revenues for the first quarter of fiscal year 2007 of $1,039.2 million increased $93.0 million, or 9.8%, from $946.2 million in the first quarter of fiscal year 2006 primarily due to increases in comparable revenues, revenues from new stores, and higher internet sales.

Comparable revenues for the first quarter of fiscal year 2007 were $1,010.5 million compared to $946.2 million in the prior year fiscal quarter, representing an increase of 6.8%.  Comparable revenues increased in the first quarter of fiscal year 2007 by 5.4% for Specialty Retail stores and 14.7% for Direct Marketing compared to the first quarter of fiscal year 2006.

New stores generated sales of $26.8 million in the first quarter of fiscal year 2007. In the first quarter of fiscal year 2007, internet sales by Direct Marketing were $101.1 million, an increase of 27.5% compared to the first quarter of fiscal year 2006.

Cost of goods sold including buying and occupancy costs (excluding depreciation).  COGS for the first quarter of fiscal year 2007 and fiscal year 2006 were:

	Thirteen weeks ended October 28, 2006		Thirteen weeks ended October 29, 2005
	(Successor)		(Combined)
(in millions, except percentages)	$	% of revenues	$	% of revenues
COGS, before purchase accounting adjustments	$606.8	58.4%	$555.6	58.7%
Purchase accounting adjustments, primarily non-cash charges related to step-up in carrying value of acquired inventories	—	—	7.5	0.8%
COGS, as reported	$606.8	58.4%	$563.1	59.5%

We present the non-GAAP financial measure COGS, before purchase accounting adjustments because we use this measure to monitor and evaluate the performance of our business and believe the presentation of this measure will enhance investors’ ability to analyze trends in our business and evaluate our performance relative to other companies in our industry.

The decrease in COGS as reported under GAAP to 58.4% of revenues from 59.5% of revenues in the prior year fiscal period is primarily due to:

•            $7.5 million of non-cash charges included in COGS in the first quarter of fiscal year 2006 related to the step-up in the carrying value of the required inventories recorded in connection with the Transactions;

•            a decrease in product costs and net markdowns incurred by our Specialty Retail stores by approximately 0.4% of revenues due, in part, to an increase in full-price sales, partially offset by;

•            an increase in buying and occupancy costs, primarily real estate taxes, by approximately 0.1% of revenues.

Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale.  We receive certain allowances to reimburse us for markdowns taken and/or to support the gross margins realized in connection with the sales of the vendor’s merchandise.  We recognize these allowances as a decrease in COGS when the allowances are earned and approved by the vendor.  Other allowances we receive represent reductions to the amounts initially paid to acquire the merchandise.  We recognize these allowances as a reduction in the cost of the acquired merchandise resulting in a decrease in COGS at the time the goods are sold.  We received vendor allowances of $10.2 million, or 1.0% of revenues, in the first quarter of fiscal year 2007 and $7.9 million, or 0.8% of revenues, in the first quarter of fiscal year 2006.

Selling, general and administrative expenses (excluding depreciation).  SG&A expenses were 23.8% of revenues in the first quarter of fiscal year 2007 compared to 24.6% of revenues in the prior year fiscal period.

The net decrease in SG&A expenses as a percentage of revenues in the first quarter of fiscal year 2007 was primarily due to:

•            a net decrease in benefit expenses of approximately 0.4% of revenues due to the impact of favorable insurance claims experience and lower long-term benefit costs;

•            a decrease in marketing and advertising costs of approximately 0.4% of revenues primarily due to higher internet sales by our Direct Marketing segment, which have a lower expense to revenue ratio than catalog sales, and the leveraging of costs incurred by our Specialty Retail stores; and

•            a decrease in preopening expenses by approximately 0.3% of revenues.

These decreases in SG&A expenses, as a percentage of revenues, were partially offset by:

•            an increase in estimated annual incentive compensation costs to be incurred in fiscal year 2007 of approximately 0.2% of revenues; and

•            an increase in management services fees of $1.9 million, or 0.2% of revenues, payable to the Sponsors as a result of the Acquisition.

Income from credit card operations, net.   We received HSBC Program Income of $16.4 million, or 1.6% of revenues, in the first quarter of fiscal year 2007 compared to $11.6 million, or 1.2% of revenues, in the first quarter of fiscal year 2006. HSBC Program Income increased as a percentage of revenue in the first quarter of fiscal year 2007 compared to the prior year period as a result of changes made to our credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

Depreciation expense.  Depreciation expense was $33.2 million, or 3.2% of revenues, in the first quarter of fiscal year 2007 compared to $28.5 million, or 3.0% of revenues, in the prior year fiscal period.  The increase in depreciation expense was primarily due to 1) a higher level of capital spending in recent years and 2) additional depreciation expense resulting from the revaluation of our property and equipment at fair value in connection with the Acquisition.

Amortization expense.  Amortization of acquisition related intangibles (customer lists and favorable lease commitments) recorded as a result of the application of purchase accounting in connection with the Acquisition aggregated $18.0 million, or 1.7% of revenues, in the first quarter of fiscal year 2007 compared to $4.8 million, or 0.5% of revenues, in the first quarter of fiscal year 2006.

Segment operating earnings.  Segment operating earnings for our Specialty Retail stores and Direct Marketing segments do not reflect the impact of adjustments to revalue our assets and liabilities to estimated fair value at the Acquisition date.  See Note 12 to our unaudited condensed consolidated financial statements.

Operating earnings for our Specialty Retail stores segment were $156.6 million, or 17.8% of Specialty Retail stores revenues, for the first quarter of fiscal year 2007 compared to $135.5 million, or 16.8% of Specialty Retail stores revenues, for the prior year fiscal period.  The increases in operating earnings and operating margin were primarily due to 1) a lower level of net markdowns as a percentage of revenues and 2) lower SG&A expenses as a percentage of revenues, primarily preopening, benefits and advertising expenses.

Operating earnings for Direct Marketing increased to $20.8 million, or 13.1% of Direct Marketing revenues, in the first quarter of fiscal year 2007 from $14.6 million, or 10.5% of Direct Marketing revenues, for the prior year period.  The increases in operating earnings and operating margin for Direct Marketing were primarily the result of 1) higher product margins and 2) the decrease in advertising and marketing costs, as a percentage of revenues, incurred to support internet sales.

Interest expense, net.  Net interest expense was $68.8 million, or 6.6% of revenues, in the first quarter of fiscal year 2007 and $16.3 million, or 1.7% of revenues, for the prior year period.   The significant components of interest expense are as follows:

(in thousands)	Thirteen weeks ended October 28, 2006	Four weeks ended October 29, 2005	Nine weeks ended October 1, 2005	Thirteen weeks ended October 29, 2005
	(Successor)	(Successor)	(Predecessor)	(Combined)
Asset-Based Revolving Credit Facility	$—	$581	$—	$581
Senior Secured Term Loan Facility	35,703	8,214	—	8,214
2028 Debentures	2,226	685	1,542	2,227
Senior Notes	15,750	4,025	—	4,025
Senior Subordinated Notes	12,968	3,314	—	3,314
2008 Notes	—	639	1,439	2,078
Debt issue cost amortization and other	4,538	1,162	301	1,463
Total interest expense	71,185	18,620	3,282	21,902
Less:
Interest income	1,642	962	3,046	4,008
Capitalized interest	725	404	1,146	1,550
Interest expense, net	$68,818	$17,254	$(910)	$16,344

The increase in interest expense in the first quarter of fiscal year 2007 was due to the $3.3 billion of indebtedness incurred in connection with the Transactions.  The decrease in interest income in the first quarter of fiscal year 2007 was primarily due to lower average invested balances maintained after the Transactions.

Other income. In the first quarter of fiscal year 2007, we received consideration aggregating $4.2 million in connection with the merger of Wedding Channel.com and The Knot. We held a minority operating interest in Wedding Channel.com and accounted for our investment under the cost method. In prior years, we had previously reduced our carrying value of this investment to zero.

Income taxes.  Our effective income tax rate for the thirteen weeks ended October 28, 2006 was 39.8% compared to 39.0% for the four weeks ended October 29, 2005 and 36.8% for the nine weeks ended October 1, 2005. Our effective income tax rate for the nine weeks ended October 1, 2005 was favorably impacted by a higher level of tax-exempt interest income earned during the period.

The Company closed its Internal Revenue Service (IRS) examination of federal tax returns for fiscal years 2004 and 2003 during the first quarter of fiscal year 2007.  The recorded tax liabilities at October 28, 2006 are sufficient to cover the assessment made by the IRS.

Inflation and Deflation

We believe changes in revenues and net earnings that have resulted from inflation or deflation have not been material during the periods presented. In recent years, we have experienced certain inflationary conditions related to 1) increases in product costs due primarily to changes in foreign currency exchange rates that have reduced the purchasing power of the U.S. dollar and 2) increases in SG&A. We purchase a substantial portion of our inventory from foreign suppliers whose costs are affected by the fluctuation of their local currency against the dollar or who price their merchandise in currencies other than the dollar. Accordingly, changes in the value of the dollar relative to foreign currencies may increase our cost of goods sold and if we are unable to pass such cost increases to our customers, our gross margins, and ultimately our earnings, would decrease. Fluctuations in the euro-U.S. dollar exchange rate affect us most significantly; however, we source goods from numerous countries and thus are affected by changes in numerous currencies and, generally, by fluctuations in the U.S. dollar relative to such currencies. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, foreign currency fluctuations could have a material adverse effect on our business, financial condition and results of operations in the future. We attempt to offset the effects of inflation through price increases and control of expenses, although our ability to increase prices may be limited by competitive factors. We attempt to offset the effects of merchandise deflation, which has occurred on a limited basis in recent years, through control of expenses. There is no assurance, however, that inflation or deflation will not materially affect our operations in the future.

LIQUIDITY AND CAPITAL RESOURCES

Our cash requirements consist principally of:

•                  the funding of our merchandise purchases;

•                  capital expenditures for new store construction, store renovations and upgrades of our management information systems;

•                  debt service requirements;

•                  income tax payments; and

•                  obligations related to our Pension Plan.

Our primary sources of short-term liquidity are comprised of cash on hand and availability under our Asset-Based Revolving Credit Facility. The amounts of cash on hand and borrowings under the Asset-Based Revolving Credit Facility are influenced by a number of factors, including revenues, working capital levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments and debt service obligations following the Transactions, Pension Plan funding obligations and our tax payment obligations, among others.

Our working capital requirements fluctuate during the fiscal year, increasing substantially during the first and second quarters of each fiscal year as a result of higher seasonal levels of inventories.  We have typically financed the increases in working capital needs during the first and second fiscal quarters with cash flows from operations and, to a lesser extent, with cash provided from borrowings under our credit facilities. During fiscal year 2006, we financed our seasonal increases in working capital with cash flows from operations and borrowings under our Asset-Based Revolving Credit Facility. During the first quarter of fiscal year 2006, we borrowed $150 million under our Asset-Based Revolving Credit Facility. We repaid these borrowings in the second quarter of fiscal year 2006.

We believe that operating cash flows, available vendor financing and amounts available pursuant to our senior secured Asset-Based Revolving Credit Facility will be sufficient to fund our operations, anticipated capital expenditure requirements, debt service obligations, contractual obligations and commitments and Pension Plan funding requirements through the end of fiscal year 2007.

At October 28, 2006, cash and equivalents were $159.4 million compared to $191.5 million at October 29, 2005. Net cash used for operating activities was $20.3 million in the first quarter of fiscal year 2007 compared to net cash provided by operating activities of $28.8 million in the first quarter of fiscal year 2006. In general, cash flows related to operating activities are lower in the first quarter of each year as we fund the seasonal increase in inventories.  In addition, cash flows from operating activities were lower in the first quarter of fiscal year 2007 than in the prior year period primarily due to a $74.6 million increase in cash interest requirements on indebtedness incurred in connection with the Transactions.

Net cash used for investing activities was $41.6 million in the first quarter of fiscal year 2007 which consisted primarily of cash outflows for capital expenditures of $41.4 million. Net cash used in investing activities was $5,337.0 million in the first quarter of fiscal year 2006, which consisted of 1) $5,152.9 million paid in connection with the Acquisition, 2) $134.7 million of cash reserved for the payment of our 2008 Notes pursuant to our call of such notes for redemption in connection with the Transactions, 3) $47.6 million for capital expenditures and 4) $1.8 million in discontinued operations with the Gurwitch Products and Kate Spade dispositions.

We incurred capital expenditures in the first quarter of fiscal year 2007 related to the construction of new stores in Charlotte, Austin and Natick and the remodels of our Houston, San Francisco and Atlanta stores. We incurred capital expenditures in the first quarter of fiscal year 2006 related to the construction of new stores in San Antonio and Boca Raton and the remodels of our San Francisco, Houston, Beverly Hills, Newport Beach and Bergdorf Goodman stores. We opened our San Antonio store in September 2005, our Boca Raton store in November 2005 and our Charlotte store in September 2006.  We plan to open the Austin store in Spring 2007.  We currently project capital expenditures for fiscal year 2007 to be approximately $180 to $190 million.

Net cash used for financing activities was $2.5 million in the first quarter of fiscal year 2007 as compared to net cash provided by financing activities of $4,646.8 million in the first quarter of fiscal year 2006. In the first quarter of fiscal year 2006, proceeds from debt incurred in connection with the Transactions, net of issuance costs, aggregated $3,222.1 million and cash equity contributions received in connection with the Transactions aggregated $1,427.7 million.

Financing Structure at October 28, 2006

Our major sources of funds are comprised of vendor financing, a $600.0 million Asset-Based Revolving Credit Facility, $1,875.0 million Senior Secured Term Loan Facility, $700.0 million Senior Notes, $500.0 million Senior Subordinated Notes, $125.0 million 2028 Debentures and operating leases.

Senior Secured Asset-Based Revolving Credit Facility.  On October 6, 2005, in connection with the Transactions, NMG entered into a credit agreement and related security and other agreements for a senior secured Asset-Based Revolving Credit Facility with Deutsche Bank Trust Company Americas as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provides financing of up to $600.0 million, subject to a borrowing base equal to at any time the lesser of 80% of eligible inventory (valued at the lower of cost or market value) and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the Transactions, NMG utilized $150.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $16.5 million for letters of credit. In the second quarter of fiscal year 2006, NMG repaid all loans under the Asset-Based Revolving Credit Facility. As of October 28, 2006, NMG had $574.3 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million and after giving effect to $25.7 million used for letters of credit.

The Asset-Based Revolving Credit Facility provides that NMG has the right at any time to request up to $200.0 million of additional commitments, but the lenders are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. If NMG were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased to up to $800.0 million, but NMG’s ability to borrow would still be limited by the amount of the borrowing base.

Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at NMG’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is 0% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin is subject to adjustment based on the historical availability under the Asset-Based Revolving Credit Facility. In addition, NMG is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. If the average revolving loan utilization is 50% or more for any applicable period, the commitment fee will be reduced to 0.250% for such period. NMG must also pay customary letter of credit fees and agency fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, NMG will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than $60 million or an event of default has occurred, NMG will be required to repay outstanding loans and cash collateralize letters of credit with the cash NMG would then be required to deposit daily in a collection account maintained with the agent under the Asset-Based Revolving Credit Facility. NMG may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 6, 2010.

All obligations under the Asset-Based Revolving Credit Facility are guaranteed by the Company and certain of NMG’s existing and future domestic subsidiaries (excluding, among others, Kate Spade LLC). As of October 28, 2006, the liabilities of NMG’s non-guarantor subsidiaries totaled approximately $46.1 million, or 0.9% of consolidated liabilities, and the assets of NMG’s non-guarantor subsidiaries aggregated approximately $102.6 million, or 1.5% of consolidated total assets. All obligations under NMG’s Asset-Based Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of the Company, NMG and the subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility (subsidiary guarantors), including:

•                  a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by NMG or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by NMG and the subsidiary guarantors, certain related assets and proceeds of the foregoing; and

•                  a second-priority pledge of 100% of NMG’s capital stock and certain of the capital stock held by NMG, the Company or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

•                  a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of NMG, the Company and each subsidiary guarantor, including a significant portion of NMG’s material owned and leased real property (which currently consists of approximately half of NMG’s full-line retail stores) and equipment.

Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary guarantor will not constitute collateral under NMG’s Asset-Based Revolving Credit Facility to the extent that such securities cannot secure NMG’s 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under NMG’s Asset-Based Revolving Credit Facility will include shares of capital stock or other securities of subsidiaries of NMG or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations of NMG. Stock of Kate Spade LLC and its assets does not constitute collateral under NMG’s Asset-Based Revolving Credit Facility.

NMG’s Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict its ability and the ability of its subsidiaries to:

•                  incur additional indebtedness;

•                  pay dividends on NMG’s capital stock or redeem, repurchase or retire NMG’s capital stock or indebtedness;

•                  make investments, loans, advances and acquisitions;

•                  create restrictions on the payment of dividends or other amounts to NMG from its subsidiaries that are not guarantors;

•                  engage in transactions with NMG’s affiliates;

•                  sell assets, including capital stock of NMG’s subsidiaries;

•                  consolidate or merge;

•                  create liens; and

•                  enter into sale and lease back transactions.

The covenants limiting dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of other indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that NMG must have at least $75.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility and that NMG must be in pro forma compliance with the fixed charge coverage ratio described below.

Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require NMG to comply with any financial ratio maintenance covenants, if less than $60.0 million were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, NMG would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.1 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

Senior Secured Term Loan Facility.  On October 6, 2005, in connection with the Transactions, NMG entered into a credit agreement and related security and other agreements for a $1,975.0 million Senior Secured Term Loan Facility with Credit Suisse as administrative agent and collateral agent. The full amount of the Senior Secured Term Loan Facility was borrowed on October 6, 2005. In the second quarter of fiscal year 2006, NMG repaid $100.0 million principal amount of the loans under the Senior Secured Term Loan Facility. On October 12, 2006, NMG entered into an amendment to the credit agreement for the Senior Secured Term Loan Facility decreasing the interest rates applicable to borrowings under that facility.

Borrowings under the Senior Secured Term Loan Facility bear interest at a rate per annum equal to, at NMG’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. Since October 12, 2006, (a) the applicable margin with respect to base rate borrowings (which was previously 1.50%) on a given date is 1.00% or 1.25%, depending upon NMG’s Consolidated Leverage Ratio (as defined in the amended credit agreement) on such date and (b) the applicable margin with respect to LIBOR borrowings (which was previously 2.50%) on a given date is 2.00% or 2.25%, also depending upon NMG’s Consolidated Leverage Ratio on such date.  At October 28, 2006, the applicable margin with respect to base rate borrowings was 1.25% and the applicable margin with respect to LIBOR borrowings was 2.25%. The interest rate on the outstanding borrowings pursuant to the Senior Secured Term Loan Facility was 7.89% at October 28, 2006.

The credit agreement governing the Senior Secured Term Loan Facility requires NMG to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if NMG’s total leverage ratio is less than a specified ratio and will be reduced to 0% if NMG’s total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement).  For fiscal year 2006, NMG was not required to prepay any outstanding term loans pursuant to the annual excess cash flow requirements.  If a change of control (as defined in the credit agreement) occurs, NMG will be required to offer to prepay all outstanding term loans, at a prepayment price equal to 101% of the principal amount to be prepaid, plus accrued and unpaid interest to the date of prepayment. NMG also must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

NMG may voluntarily prepay outstanding loans under the Senior Secured Term Loan Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. If NMG repays all or any portion of the Senior Secured Term Loan Facility prior to October 6, 2006 (other than a prepayment that is made with certain designated asset sale proceeds), NMG must pay 101% of the principal amount to be repaid. There is no scheduled amortization under the Senior Secured Term Loan Facility. The principal amount of the loans outstanding is due and payable in full on April 6, 2013.

All obligations under the Senior Secured Term Loan Facility are unconditionally guaranteed by the Company and each direct and indirect domestic subsidiary of NMG that guarantees the obligations of NMG under its Asset-Based Revolving Credit Facility. All obligations under the Senior Secured Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of the Company, NMG and the subsidiary guarantors, including:

•                  a first-priority pledge of 100% of NMG’s capital stock and certain of the capital stock held by NMG, the Company or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

•                  a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of NMG, the Company and each subsidiary guarantor, including a significant portion of NMG’s material owned and leased real property (which currently consists of approximately half of NMG’s full-line retail stores) and equipment, but excluding, among other things, the collateral described in the following bullet point; and

•                  a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by NMG or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by NMG and the subsidiary guarantors, certain related assets and proceeds of the foregoing.

Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary guarantor will not constitute collateral under NMG’s Senior Secured Term Loan Facility to the extent that such securities cannot secure the 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under NMG’s Senior Secured Term Loan Facility will include shares of capital stock or other securities of subsidiaries of NMG or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations of NMG. Stock of Kate Spade LLC and its assets does not constitute collateral under NMG’s Senior Secured Term Loan Facility.

The credit agreement governing the Senior Secured Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Senior Notes and additional covenants related to the security arrangements for the Senior Secured Term Loan Facility. The credit agreement also contains customary affirmative covenants and events of default.

2028 Debentures.  In May 1998, NMG issued $125.0 million aggregate principal amount of its 7.125% 2028 Debentures. In connection with the Transactions, NMG equally and ratably secured the 2028 Debentures by a first lien security interest on certain collateral subject to liens granted under NMG’s Senior Secured Credit Facilities constituting (a) (i) 100% of the capital stock of certain of NMG’s existing and future domestic subsidiaries, and (ii) 100% of the non-voting stock and 65% of the voting stock of certain of NMG’s existing and future foreign subsidiaries and (b) certain of NMG’s principal properties that include approximately half of NMG’s full-line stores, in each case, to the extent required by the terms of the indenture governing the 2028 Debentures. The 2028 Debentures contain covenants that restrict NMG’s ability to create liens and enter into sale and lease back transactions. The collateral securing the 2028 Debentures will be released upon the release of liens on such collateral under NMG’s Senior Secured Credit Facilities and any other debt (other than the 2028 Debentures) secured by such collateral. Capital stock and other securities of a subsidiary of NMG that are owned by NMG or any subsidiary will not constitute collateral under the 2028 Debentures to the extent such property does not constitute collateral under NMG’s Senior Secured Credit Facilities, as described above. The 2028 Debentures are guaranteed on an unsecured, senior basis by the Company.

Senior Notes.  On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $700.0 million aggregate original principal amount of 9.0% / 9.75% Senior Notes under a senior indenture (Senior Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, NMG assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Indenture. The Senior Notes mature on October 15, 2015.

For any interest payment period through October 15, 2010, NMG may, at its option, elect to pay interest on the Senior Notes entirely in cash (Cash Interest) or entirely by increasing the principal amount of the outstanding Senior Notes or by issuing additional Senior Notes (PIK Interest). Cash Interest on the Senior Notes accrues at the rate of 9% per annum. PIK Interest on the Senior Notes accrues at the rate of 9.75% per annum. After October 15, 2010, NMG will make all interest payments on the Senior Notes entirely in cash. All Senior Notes mature on October 15, 2015 and have the same rights and benefits as the senior notes issued on October 6, 2005. Interest on the Senior Notes is payable quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing on January 15, 2006.

The Senior Notes are fully and unconditionally guaranteed on a joint and several unsecured, senior basis, by each of NMG’s wholly-owned domestic subsidiaries that guarantee NMG’s obligations under its Senior Secured Credit Facilities and by the Company. The Senior Notes and the guarantees thereof are NMG’s and the guarantors’ unsecured, senior obligations and rank (i) equal in the right of payment with all of NMG’s and the guarantors’ existing and future senior indebtedness, including any borrowings under NMG’s Senior Secured Credit Facilities and the guarantees thereof and NMG’s 2028 Debentures; and (ii) senior to all of NMG’s and its guarantors’ existing and future subordinated indebtedness, including the Senior Subordinated Notes due 2015 and the guarantees thereof. The Senior Notes also are effectively junior in priority to NMG’s and its guarantors’ obligations under all secured indebtedness, including NMG’s Senior Secured Credit Facilities, the 2028 Debentures, and any other secured obligations of NMG, in each case, to the extent of the value of the assets securing such obligations. In addition, the Senior Notes are structurally subordinated to all existing and future liabilities, including trade payables, of NMG’s subsidiaries that are not providing guarantees.

NMG is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes, but under certain circumstances, NMG may be required to offer to purchase Senior Notes as described below. NMG may from time to time acquire Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the Senior Notes are not redeemable at NMG’s option prior to October 15, 2010. From and after October 15, 2010, NMG may redeem the Senior Notes, in whole or in part, at a redemption price equal to 104.5% of principal amount, declining annually to 100% of the principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Indenture), if any, thereon to the applicable redemption date.

Prior to October 15, 2008, NMG may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Notes at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of NMG or any direct or indirect parent of NMG to the extent such net proceeds are contributed to NMG. At any time prior to October 15, 2010, NMG also may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Senior Indenture, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change of control (as defined in the Senior Indenture), each holder of the Senior Notes has the right to require NMG to repurchase some or all of such holder’s Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

The indenture governing the Senior Notes contains covenants that limit NMG’s ability and certain of its subsidiaries’ ability to:

•                  incur additional indebtedness;

•                  pay dividends on NMG’s capital stock or redeem, repurchase or retire NMG’s capital stock or subordinated indebtedness;

•                  make investments;

•                  create restrictions on the payment of dividends or other amounts to NMG from its restricted subsidiaries that are not guarantors of the notes;

•                  engage in transactions with NMG’s affiliates;

•                  sell assets, including capital stock of NMG’s subsidiaries;

•                  consolidate or merge;

•                  create liens; and

•                  enter into sale and lease back transactions.

NMG’s interest in Kate Spade LLC is not subject to the covenants contained in the Senior Indenture. The Senior Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately.

Senior Subordinated Notes.  On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $500.0 million aggregate principal amount of 10.375% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, NMG assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Subordinated Indenture. The Senior Subordinated Notes mature on October 15, 2015. Interest on the Senior Subordinated Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 2006.

The Senior Subordinated Notes are fully and unconditionally guaranteed, on a joint and several unsecured, senior subordinated basis, by each of NMG’s wholly-owned domestic subsidiaries that guarantee NMG’s obligations under its Senior Secured Credit Facilities and by the Company. The Senior Subordinated Notes and the guarantees thereof are NMG’s and the guarantors’ unsecured, senior subordinated obligations and rank (i) junior to all of NMG’s and the guarantors’ existing and future senior indebtedness, including the Senior Notes and any borrowings under NMG’s Senior Secured Credit Facilities, and the guarantees thereof and NMG’s 2028 Debentures; (ii) equally with any of NMG’s and the guarantors’ future senior subordinated indebtedness; and (iii) senior to any of NMG’s and the guarantors’ future subordinated indebtedness. In addition, the Senior Subordinated Notes are structurally subordinated to all existing and future liabilities, including trade payables, of NMG’s subsidiaries that are not providing guarantees.

NMG is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes, but, under certain circumstances, NMG may be required to offer to purchase Senior Subordinated Notes as described below. NMG may from time to time acquire Senior Subordinated Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Except as described below, the Senior Subordinated Notes are not redeemable at NMG’s option prior to October 15, 2010. From and after October 15, 2010, NMG may redeem the Senior Subordinated Notes, in whole or in part, at a redemption price equal to 105.188% of principal amount, declining annually to 100% of principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Subordinated Indenture), if any, thereon to the applicable redemption date.

Prior to October 15, 2008, NMG may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 110.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of NMG or any direct or indirect parent of NMG to the extent such net proceeds are contributed to NMG.

At any time prior to October 15, 2010, NMG also may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus an applicable premium, as provided in the Senior Subordinated Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), NMG will make an offer to purchase all of the Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

The indenture governing the Senior Subordinated Notes contains covenants substantially similar to those applicable to NMG’s Senior Notes described above. The Senior Subordinated Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately, subject to certain exceptions.

Redemption of 2008 Notes.  In May 1998, NMG issued $125.0 million aggregate principal amount of its 2008 Notes. Upon closing of the Transactions, NMG called its 2008 Notes for redemption pursuant to their terms. On November 7, 2005, NMG used $134.7 million of reserved cash to redeem its 2008 Notes, which included a call premium of $6.2 million plus accrued interest of $3.5 million through the redemption date.

Interest Rate Swaps.  NMG uses derivative financial instruments to help manage its interest rate risk. Effective December 6, 2005, NMG entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreements terminate after five years. As of the effective date, NMG designated the interest rate swaps as cash flow hedges. As a result, changes in the fair value of NMG’s swaps are recorded subsequent to the effective date as a component of other comprehensive income.

At October 28, 2006, the fair value of NMG’s interest rate swap agreements was a gain of approximately $7.4 million, which amount is included in other assets. As a result of the swap agreements, NMG’s effective fixed interest rates as to the $1,000.0 million in floating rate indebtedness will range from 6.931% to 7.499% per quarter and result in an average fixed rate of 7.285%.

OTHER MATTERS

Factors That May Affect Future Results

Matters discussed in MD&A include forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “predict,” “expect,” “estimate,” “intend,” “would,” “could,” “should,” “anticipate,” “believe,” “project” or “continue.” We make these forward-looking statements based on our expectations and beliefs concerning future events, as well as currently available data. These forward-looking statements involve a number of risks and uncertainties and, therefore, are not guarantees of future performance. A variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in our forward-looking statements. Factors that could affect future performance include, but are not limited, to:

Political and General Economic Conditions

•                  current political and general economic conditions or changes in such conditions including relationships between the United States and the countries from which we source our merchandise;

•                  terrorist activities in the United States and elsewhere;

•                  political, social, economic, or other events resulting in the short- or long-term disruption in business at our stores, distribution centers or offices;

Customer Demographic Issues

•                  changes in the demographic or retail environment;

•                  changes in consumer confidence resulting in a reduction of discretionary spending on goods;

•                  changes in consumer preferences or fashion trends;

•                  changes in our relationships with key customers;

•                  changes in our proprietary credit card arrangement that adversely impact the ability to provide credit to our customers;

Merchandise Procurement and Supply Chain Considerations

•                  changes in our relationships with designers, vendors and other sources of merchandise, including adverse changes in their financial viability;

•                  delays in receipt of merchandise ordered due to work stoppages or other causes of delay in connection with either the manufacture or shipment of such merchandise;

•                  changes in foreign currency exchange or inflation rates;

•                  significant increases in paper, printing and postage costs;

Industry and Competitive Factors

•                  competitive responses to our loyalty programs, marketing, merchandising and promotional efforts or inventory liquidations by vendors or other retailers;

•                  seasonality of the retail business;

•                  adverse weather conditions or natural disasters, particularly during peak selling seasons;

•                  delays in anticipated store openings and renovations;

•                  our success in enforcing our intellectual property rights;

Employee Considerations

•                  changes in key management personnel and our ability to retain key management personnel;

•                  changes in our relationships with certain of our key sales associates and our ability to retain our key sales associates;

Legal and Regulatory Issues

•                  changes in government or regulatory requirements increasing our costs of operations;

•                  litigation that may have an adverse effect on our financial results or reputation;

 Leverage Considerations

•                  the effects of incurring a substantial amount of indebtedness under our senior secured credit facilities and our senior notes and senior subordinated notes;

•                  the effects upon us of complying with the covenants contained in our senior secured credit facilities and the indentures governing our senior notes and senior subordinated notes; and

•                  restrictions the terms and conditions of the indebtedness under our senior secured credit facilities may place on our ability to respond to changes in our business or to take certain actions.

Other Factors

•                  impact of funding requirements related to our noncontributory defined benefit pension plan;

•                  the design and implementation of new information systems as well as enhancements of existing systems; and

•                  other risks, uncertainties and factors set forth in this Quarterly Report on Form 10-Q, including those set forth in Item 1A, “Risk Factors”.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to update or revise (publicly or otherwise) any forward-looking statements to reflect subsequent events, new information or future circumstances.

Critical Accounting Policies

The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions about future events.  These estimates and assumptions affect amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the Condensed Consolidated Financial Statements.  Our current estimates are subject to change if different assumptions as to the outcome of future events were made.  We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances.  We make adjustments to our assumptions and judgments when facts and circumstances dictate.  Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates we used in preparing the accompanying Condensed Consolidated Financial Statements.

See Note 1 of the Notes to Condensed Consolidated Financial Statements in Item 1 for a summary of our critical accounting policies.  A complete description of our critical accounting policies is included in our Annual Report to Shareholders on Form 10-K for the fiscal year ended July 29, 2006.

Recent Accounting Pronouncements.  In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that we recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position.  We will be required to implement the provisions of FIN 48 no later than the first quarter of fiscal year 2008. We have not yet evaluated the impact, if any, of adopting FIN 48 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108).  SAB 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet.  We will be required to adopt the provisions of SAB 108 no later than the fourth quarter of fiscal year 2007.  We currently do not believe that the adoption of SAB 108 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157), which provides guidance for using fair value to measure certain assets and liabilities.  FAS 157 will apply whenever another standard requires or permits assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, or our fiscal year ending August 1, 2009.  We have not yet evaluated the impact, if any, of adopting FAS 157 on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans” (FAS 158).  FAS 158 requires employers to report a postretirement benefit asset for plans that are overfunded and a postretirement benefit liability for plans that are underfunded. Deferred plan costs and income are required to be reported in accumulated other comprehensive income (OCI), net of tax effects, until they are amortized.  We will be required to adopt the provisions of FAS 158 no later than the fourth quarter of fiscal year 2007.  We have not yet evaluated the impact, if any, of adopting FAS 158 on our consolidated financial statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company’s financial instruments represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading purposes. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities. The Company is exposed to interest rate risk through its borrowing activities, which are described in Note 8 to the condensed consolidated financial statements.

As of October 28, 2006, NMG had no borrowings outstanding under its Asset-Based Revolving Credit Facility that bears interest at floating rates. Future borrowings under NMG’s Asset-Based Revolving Facility, to the extent of outstanding borrowings, would be affected by interest rate changes.

At October 28, 2006, NMG had $1,875.0 million of debt under its Senior Secured Term Loan Facility issued in connection with the Transactions that bears interest at floating rates. A 1% increase in these floating rates would increase annual interest expense by approximately $18.7 million.

NMG uses derivative financial instruments to help manage its interest rate risk.  Effective December 6, 2005, NMG entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreements terminate after five years. As of the effective date, NMG designated the interest rate swaps as cash flow hedges. As a result, changes in the fair value of the swaps are recorded subsequent to the effective date as a component of other comprehensive income.

At October 28, 2006, the fair value of NMG’s interest rate swap agreements was a gain of approximately $7.4 million, which amount is included in other assets. As a result of the swap agreements, NMG’s effective fixed interest rates as to the $1,000.0 million in floating rate indebtedness will range from 6.931% to 7.499% per quarter and result in an average fixed rate of 7.285%.

NMG uses derivative financial instruments to manage foreign currency risk related to the procurement of merchandise inventories from foreign sources. NMG enters into foreign currency contracts denominated in the euro and British pound. NMG had foreign currency contracts in the form of forward exchange contracts in the notional amounts of approximately $37.3 million as of October 28, 2006 and approximately $38.2 million as of October 29, 2005. The market risk inherent in these instruments was not material to NMG’s consolidated financial position, results of operations or cash flows in the first quarter of fiscal year 2007.

The effects of changes in the U.S. equity and bond markets serve to increase or decrease the value of pension plan assets, resulting in increased or decreased cash funding by the Company. The Company seeks to manage exposure to adverse equity and bond returns by maintaining diversified investment portfolios and utilizing professional investment managers.

ITEM 4.  CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation as of October 28, 2006, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, as well as other key members of our management, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, accumulated, processed, summarized, reported and communicated on a timely basis within the time periods specified in the Securities and Exchange Commission’s rules and forms.

b. Changes in Internal Control over Financial Reporting

In the ordinary course of business, we routinely enhance our information systems by either upgrading our current systems or implementing new systems. No change occurred in our internal controls over financial reporting during the quarter ended October 28, 2006 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

NEIMAN MARCUS, INC.

PART II

ITEM 1.           LEGAL PROCEEDINGS

Note 13 of the Notes to Condensed Consolidated Financial Statements in Part I, Item 1 is incorporated herein by reference as if fully restated herein.  Note 13 contains forward-looking statements that are subject to the risks and uncertainties discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results.”

ITEM 1A.        RISK FACTORS

Risks Related to Our Structure and NMG’s Indebtedness

Because our ownership of NMG accounts for substantially all of our assets and operations, we are subject to all risks applicable to NMG.

We are a holding company.  NMG and its subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets.  As a result, we are subject to all risks applicable to NMG.  In addition, NMG’s Asset-Based Revolving Credit Facility, NMG’s Senior Secured Term Loan Facility and the indentures governing NMG’s senior notes and senior subordinated notes contain provisions limiting NMG’s ability to distribute earnings to us, in the form of dividends or otherwise.

NMG has a substantial amount of indebtedness, which may adversely affect NMG’s cash flow and its ability to operate the business, to comply with debt covenants and make payments on its indebtedness.

As a result of the Transactions, we are highly leveraged.  As of October 28, 2006, the principal amount of NMG’s total indebtedness was approximately $3,208.1 million and the unused borrowing availability under the $600 million Asset-Based Revolving Credit Facility was approximately $574.3 million after giving effect to $25.7 million of letters of credit outstanding thereunder.  NMG’s substantial indebtedness, combined with its lease and other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•                  make it more difficult for NMG to satisfy its obligations with respect to its indebtedness and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing NMG’s indebtedness;

•                  make NMG more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•                  require NMG to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•                  limit NMG’s flexibility in planning for, or reacting to, changes in NMG’s business and the industry in which it operates;

•                  place NMG at a competitive disadvantage compared to its competitors that are less highly leveraged and therefore may be able to take advantage of opportunities that its leverage prevents it from exploiting; and

•                  limit NMG’s ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of its business strategy or other purposes.

Any of the above listed factors could materially adversely affect NMG’s business, financial condition and results of operations.

In addition, NMG’s interest expense could increase if interest rates increase because the entire amount of the indebtedness under the senior secured credit facilities bears interest at floating rates.   As of October 28, 2006, NMG had approximately $1,875.0 million principal amount of floating rate debt, consisting of outstanding borrowings under Senior Secured Term Loan

Facility.  NMG also had at that date approximately $574.3 million of unused floating rate debt borrowing capacity available under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million at that date and after giving effect to $25.7 million used for letters of credit.  Effective December 6, 2005, NMG entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness.

To service NMG’s indebtedness, it will require a significant amount of cash. NMG’s ability to generate cash depends on many factors beyond its control, and any failure to meet the its debt service obligations could harm its business, financial condition and results of operations.

NMG’s ability to pay interest on and principal of the debt obligations will primarily depend upon NMG’s future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect its ability to make these payments.

If NMG does not generate sufficient cash flow from operations to satisfy the debt service obligations, NMG may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital.  Our ability to restructure or refinance its debt will depend on the condition of the capital markets and our financial condition at such time.  Any refinancing of NMG’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations.  The terms of existing or future debt instruments may restrict NMG from adopting some of these alternatives.  In addition, any failure to make payments of interest and principal on NMG’s outstanding indebtedness on a timely basis would likely result in a reduction of NMG’s credit rating, which could harm its ability to incur additional indebtedness on acceptable terms.

Contractual limitations on NMG’s ability to execute any necessary alternative financing plans could exacerbate the effects of any failure to generate sufficient cash flow to satisfy its debt service obligations.  The Asset-Based Revolving Credit Facility permits NMG to borrow up to $600.0 million; however, NMG’s ability to borrow thereunder is limited by a borrowing base, which at any time will equal the lesser of 80% of eligible inventory valued at the lower of cost or market value and 85% of the net orderly liquidation value of the eligible inventory, less certain reserves.  In addition, our ability to borrow under this facility is limited by a minimum liquidity condition, providing that, if less than $60.0 million is available at any time, NMG is not permitted to borrow any additional amounts under the Asset-Based Revolving Credit Facility unless NMG’s pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement for the senior secured asset-based revolving credit facility) is at least 1.1 to 1.0.  Our ability to meet this financial ratio may be affected by events beyond our control, and we cannot assure you that we will meet this ratio.

NMG’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance its obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on NMG’s business, financial condition and results of operations.

The terms of NMG’s Asset-Based Revolving Credit Facility and Senior Secured Term Loan Facility and the indentures governing the Senior Notes, the Senior Subordinated Notes and the 2028 Debentures may restrict NMG’s current and future operations, particularly its ability to respond to changes in its business or to take certain actions.

The credit agreements governing NMG’s Asset-Based Revolving Credit Facility and Senior Secured Term Loan Facility credit facilities and the indentures governing the Senior Notes, the Senior Subordinated Notes and the 2028 Debentures contain, and any future indebtedness of NMG would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on NMG’s ability to engage in acts that may be in its best long-term interests. The indentures governing the Senior Notes, the Senior Subordinated Notes and the 2028 Debentures and the credit agreements governing the senior secured credit facilities include covenants that, among other things, restrict NMG’s ability to:

•                  incur additional indebtedness;

•                  pay dividends on NMG’s capital stock or redeem, repurchase or retire its capital stock or indebtedness;

•                  make investments;

•                  create restrictions on the payment of dividends or other amounts to NMG from NMG’s restricted subsidiaries;

•                  engage in transactions with its affiliates;

•                  sell assets, including capital stock of NMG’s subsidiaries;

•                  consolidate or merge;

•                  create liens; and

•                  enter into sale and lease back transactions.

In addition, NMG’s ability to borrow under the Asset-Based Revolving Credit Facility is limited by a borrowing base and a minimum liquidity condition, as described above.

Moreover, NMG’s Asset-Based Revolving Credit Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability and other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair NMG’s liquidity.

A breach of any of the restrictive covenants would result in a default under the Asset-Based Revolving Credit Facility and Senior Secured Term Loan Facility.  If any such default occurs, the lenders under the Asset-Based Revolving Credit Facility and Senior Secured Term Loan Facility may elect to declare all outstanding borrowings under such facilities, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under NMG’s Senior Notes and Senior Subordinated Notes and 2028 Debentures. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect NMG’s ability to finance future operations or capital needs or to engage in other business activities.

Risks Related to Our Business and Industry

The specialty retail industry is highly competitive.

The specialty retail industry is highly competitive and fragmented. Competition is strong both to attract and sell to customers and to establish relationships with, and obtain merchandise from, key vendors.

We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs and, in the case of Neiman Marcus and Bergdorf Goodman, store ambiance. In our Specialty Retail business, merchandise assortment is a critical competitive factor, and retail stores compete for exclusive, preferred and limited distribution arrangements with key designers. Many of our competitors are larger than we are and have greater financial resources than we do. In addition, certain designers from whom we source merchandise have established competing free-standing retail stores in the same vicinity as our stores. If we fail to successfully compete for customers or merchandise, our business will suffer.

We are dependent on our relationships with certain designers, vendors and other sources of merchandise.

Our relationships with established and emerging designers are a key factor in our position as a retailer of high-fashion merchandise, and a substantial portion of our revenues is attributable to our sales of designer merchandise. Many of our key vendors limit the number of retail channels they use to sell their merchandise and competition among luxury retailers to obtain and sell these goods is intense. Our relationships with our designers have been a significant contributor to our past success. We have no guaranteed supply arrangements with our principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet our quality, style and volume requirements. Moreover, nearly all of the brands of our top designers are sold by competing retailers, and many of our top designers also have their own dedicated retail stores. If one or more of our top designers were to cease providing us with adequate supplies of merchandise or, conversely, were to increase sales of merchandise through its own stores or to the stores of our competitors, our business could be adversely affected. In addition, any decline in the popularity or quality of any of our designer brands could adversely affect our business.

If we significantly overestimate our sales, our profitability may be adversely affected.

We make decisions regarding the purchase of our merchandise well in advance of the season in which it will be sold. For example, women’s apparel, men’s apparel and shoes are typically ordered six to nine months in advance of the products being offered for sale while handbags, jewelry and other categories are typically ordered three to six months in advance.  If our sales during any season, particularly a peak season, are significantly lower than we expect for any reason, we may not be able to adjust our expenditures for inventory and other expenses in a timely fashion and may be left with a substantial amount of unsold inventory. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income. At the same time, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand. This may cause us to lose sales or harm our customer relationships.

Our failure to identify changes in consumer preferences or fashion trends may adversely affect our performance.

Our success depends in large part on our ability to identify fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. If we fail to adequately match our product mix to prevailing customer tastes, we may be required to sell our merchandise at higher average markdown levels and lower average margins. Furthermore, the products we sell often require long lead times to order and must appeal to consumers whose preferences cannot be predicted with certainty and often change rapidly. Consequently, we must stay abreast of emerging lifestyle and consumer trends and anticipate trends and fashions that will appeal to our consumer base. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect our business.

Our business and performance may be affected by our ability to implement our store expansion and remodeling strategies.

Based upon our expansion strategy, we expect that planned new stores will add over 662,000 square feet of new store space over approximately the next three fiscal years, representing an increase of over 12% above the current aggregate square footage of our full-line Neiman Marcus and Bergdorf Goodman stores, and that our store remodeling program will add additional new store space from remodels that are already underway.  New store openings involve certain risks, including constructing, furnishing and supplying a store in a timely and cost effective manner, accurately assessing the demographic or retail environment at a given location, hiring and training quality staff, obtaining necessary permits and zoning approvals, obtaining commitments from a core group of vendors to supply the new store, integrating the new store into our distribution network and building customer awareness and loyalty. In undertaking store remodels, we must complete the remodel in a timely, cost effective manner, minimize disruptions to our existing operations, and succeed in creating an improved shopping environment. If we fail to execute on these or other aspects of our store expansion and remodeling strategy, we could suffer harm to our sales, an increase in costs and expenses and an adverse effect on our business.

Acts of terrorism could adversely affect our business.

The economic downturn that followed the terrorist attacks of September 11, 2001 had a material adverse effect on our business. Any further acts of terrorism or other future conflicts may disrupt commerce and undermine consumer confidence, cause a downturn in the economy generally, cause consumer spending or shopping center traffic to decline or reduce the desire of our customers to make discretionary purchases. Any of the foregoing factors could negatively impact our sales revenue, particularly in the case of any terrorist attack targeting retail space, such as a shopping center. Furthermore, an act of terrorism or war, or the threat thereof, could negatively impact our business by interfering with our ability to obtain merchandise from foreign manufacturers. Any future inability to obtain merchandise from our foreign manufacturers or to substitute other manufacturers, at similar costs and in a timely manner, could adversely affect our business.

Deterioration in economic conditions could adversely affect our business.

The merchandise we sell consists in large part of luxury retail goods. The purchase of these goods by customers is discretionary, and therefore highly dependent upon the level of consumer spending, particularly among affluent customers. Accordingly, sales of these products may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects or a decline in consumer confidence. An economic downturn in the United States generally or in any of the geographic areas in which we have stores, particularly in Texas, California, Florida and the New York City metropolitan area, from which we derive a significant portion of our revenues, could have a material adverse effect on our business and results of operations.

The loss of any of our senior management team or attrition among our buyers or key sales associates could adversely affect our business.

Our success in the specialty retail industry will continue to depend to a significant extent on our senior management team, buyers and key sales associates. We rely on the experience of our senior management, who have specific knowledge relating to us and our industry that would be difficult to replace. If we were to lose a portion of our buyers or key sales associates, our ability to benefit from long-standing relationships with key vendors or to provide relationship-based customer service may suffer. We cannot assure you that we will be able to retain our current senior management team, buyers or key sales associates. The loss of any of these individuals could adversely affect our business.

Inflation may adversely affect our business operations in the future.

In recent years, we have experienced certain inflationary conditions in our cost base due primarily to (1) changes in foreign currency exchange rates that have reduced the purchasing power of the U.S. dollar and (2) increases in selling, general and administrative expenses, particularly with regard to employee benefits. Inflation can harm our margins and profitability if we are unable to increase prices or cut costs enough to offset the effects of inflation in our cost base. If inflation in these or other costs worsens, we cannot assure you that our attempts to offset the effects of inflation and cost increases through control of expenses, passing cost increases on to customers or any other method will be successful. Any future inflation could adversely affect our profitability and our business.

Failure to maintain competitive terms under our loyalty programs could adversely affect our business.

We maintain loyalty programs that are designed to cultivate long-term relationships with our customers and enhance the quality of service we provide to our customers. We must constantly monitor and update the terms of our loyalty programs so that they continue to meet the demands and needs of our customers and remain competitive with loyalty programs offered by other high-end specialty retailers. Given that approximately 46% of our revenues at Neiman Marcus stores in calendar year 2005 were generated by our InCircle loyalty program members, our failure to continue to provide quality service and competitive loyalty programs to our customers through the InCircle loyalty program could adversely affect our business.

Changes in our credit card arrangements, applicable regulations and consumer credit patterns could adversely impact our ability to facilitate the provision of consumer credit to our customers and adversely affect our business.

We maintain a proprietary credit card program through which credit is extended to customers under the “Neiman Marcus” and “Bergdorf Goodman” names. Because a majority of our revenues were transacted through our proprietary credit cards, changes in our proprietary credit card arrangement that adversely impact our ability to facilitate the provision of consumer credit may adversely affect our performance.  In July 2005, we sold our approximately three million private label credit card accounts and related assets, as well as the outstanding balances associated with such accounts.  Initially, we continue to handle key customer service functions, including new account processing, most transaction authorization, billing adjustments, collection services and customer inquiries. As part of this transaction, we have changed, and will continue to change, the terms of credit offered to our customers following the Credit Card Sale. In addition, the purchaser of our credit card business will have discretion over certain policies and arrangements with credit card customers and may change these policies and arrangements in ways that affect our relationship with these customers. Any such changes in our credit card arrangements may adversely affect our credit card program and ultimately, our business.

Credit card operations are subject to numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. The purchaser of our credit card business is subject to regulations to which we were not subject prior to the Credit Card Sale. Any effect of these regulations or change in the regulation of credit arrangements that would materially limit the availability of credit to our customer base could adversely affect our business. In addition, changes in credit card use, payment patterns, and default rates may result from a variety of economic, legal, social, and other factors that we cannot control or predict with certainty.

Our business can be affected by extreme or unseasonable weather conditions.

Extreme weather conditions in the areas in which our stores are located could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions would adversely affect our business.

We are subject to numerous regulations that could affect our operations.

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could adversely affect our business.

Our revenues and cash requirements are affected by the seasonal nature of our business.

The specialty retail industry is seasonal in nature, with a higher level of sales typically generated in the fall and holiday selling seasons. We have in the past experienced significant fluctuation in our revenues from quarter to quarter with a disproportionate amount of our revenues falling in our second fiscal quarter, which coincides with the holiday season. In addition, we incur significant additional expenses in the period leading up to the months of November and December in anticipation of higher sales volume in those periods, including for additional inventory, advertising and employees.

Our business is affected by foreign currency fluctuations.

We purchase a substantial portion of our inventory from foreign suppliers whose cost to us is affected by the fluctuation of their local currency against the dollar or who price their merchandise in currencies other than the dollar. Accordingly, changes in the value of the dollar relative to foreign currencies may increase our cost of goods sold and, if we are unable to pass such cost increases on to our customers, decrease our gross margins and ultimately our earnings. Fluctuations in the Euro-dollar exchange rate affect us most significantly; however, we source goods from numerous countries and thus are affected by changes in numerous currencies and, generally, by fluctuations in the U.S. dollar relative to such currencies. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, foreign currency fluctuations may have a material adverse effect on our business, financial condition and results of operations.

Conditions in, and the United States’ relationship with, the countries where we source our merchandise could affect our sales.

A substantial majority of our merchandise is manufactured overseas, mostly in Europe. As a result, political instability or other events resulting in the disruption of trade from other countries or the imposition of additional regulations relating to or duties upon imports could cause significant delays or interruptions in the supply of our merchandise or increase our costs, either of which could have a material adverse effect on our business. If we are forced to source merchandise from other countries, those goods may be more expensive or of a different or inferior quality from the ones we now sell. The importance to us of our existing designer relationships could present additional difficulties, as it may not be possible to source merchandise from a given designer from alternative jurisdictions. If we were unable to adequately replace the merchandise we currently source with merchandise produced elsewhere, our business could be adversely affected.

Significant increases in costs associated with the production of catalogs and other promotional material may adversely affect our operating income.

We advertise and promote in-store events, new merchandise and fashion trends through print catalogs and other promotional materials mailed on a targeted basis to our customers. Significant increases in paper, printing and postage costs could affect the cost of producing these materials and as a result, may adversely affect our operating income.

We are indirectly owned and controlled by the Sponsors, and their interests as equity holders may conflict with those of our creditors.

We are indirectly owned and controlled by the Sponsors and certain other equity investors, and the Sponsors have the ability to control our policies and operations. The interests of the Sponsors may not in all cases be aligned with those of our creditors. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with our creditors’ interests. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to holders of our indebtedness. Furthermore, the Sponsors may in the future own businesses that directly or indirectly compete with us. One or more of the Sponsors also may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

If we are unable to enforce our intellectual property rights, or if we are accused of infringing on a third party’s intellectual property rights, our net income may decline.

We and our subsidiaries currently own our trademarks and service marks, including the “Neiman Marcus” and “Bergdorf Goodman” marks. Our trademarks and service marks are registered in the United States and in various foreign countries, primarily in Europe. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Moreover, we are unable to predict the effect that any future foreign or domestic intellectual property legislation or regulation may have on our existing or future business. The loss or reduction of any of our significant proprietary rights could have an adverse effect on our business.

Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of their trademark or other proprietary rights, whether or not the claims have merit. Claims like these may be time consuming and expensive to defend and could result in our being required to cease using the trademark or other rights and selling the allegedly infringing products. This might have an adverse affect on our sales and cause us to incur significant litigation costs and expenses.

Failure to successfully maintain and update information technology systems and enhance existing systems may adversely affect our business.

To keep pace with changing technology, we must continuously provide for the design and implementation of new information technology systems as well as enhancements of our existing systems. Any failure to adequately maintain and update the information technology systems supporting our online operations, sales operations or inventory control could prevent our customers from purchasing merchandise on our websites or prevent us from processing and delivering merchandise, which could adversely affect our business.

Delays in receipt of merchandise in connection with either the manufacturing or shipment of such merchandise can affect our performance.

Substantially all of our merchandise is delivered to us by our vendors as finished goods and is manufactured in numerous locations, including Europe and the United States and, to a lesser extent, China, Mexico and South America. Our vendors rely on third party carriers to deliver merchandise to our distribution facilities. In addition, our success depends on our ability to efficiently source and distribute merchandise to our Specialty Retail stores and Direct Marketing customers. Events such as U.S. or foreign labor strikes, natural disasters, work stoppages or boycotts affecting the manufacturing or transportation sectors could increase the cost or reduce the supply of merchandise available to us and could adversely affect our results of operations.

ITEM 2.            UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 4.            SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 6.           EXHIBITS

3.1	Amended and Restated Certificate of Incorporation of the Company, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

3.2	Amended and Restated Bylaws of the Company, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.1

Indenture, dated as of May 27, 1998, between the Company and The Bank of New York, as trustee, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

4.2	Form of 7.125% Senior Notes Due 2028, dated May 27, 1998, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

4.3

Senior Indenture dated as of October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Subsidiary Guarantors, and Wells Fargo Bank, National Association, trustee, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.4

Senior Subordinated Indenture dated as of October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Subsidiary Guarantors, and Wells Fargo Bank, National Association, trustee, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.5	Form of 9%/9 3/4% Senior Notes due 2015, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.6	Form of 10 3/8% Senior Subordinated Notes due 2015, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.7

Registration Rights Agreement dated October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Subsidiary Guarantors, the Company, and the Initial Purchasers, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

4.8

First Supplemental Indenture, dated as of July 11, 2006, to the Indenture, dated as of May 27, 1998, among The Neiman Marcus Group, Inc., Neiman Marcus, Inc., and The Bank of New York Trust Company, N.A., as successor trustee, incorporated herein by reference to The Neiman Marcus Group, Inc.’s Current Report on Form 8-K dated July 11, 2006.

4.9

Second Supplemental Indenture, dated as of August 14, 2006, to the Indenture, dated as of May 27, 1998, among The Neiman Marcus Group, Inc., Neiman Marcus, Inc., and The Bank of New York Trust Company, N.A., as successor trustee, incorporated herein by reference to the Company’s Current Report on Form 8-K dated August 15, 2006.

10.1*

Employment Agreement dated as of October 6, 2005 by and among the Company, Newton Acquisition Merger Sub, Inc., Newton Acquisition, Inc., and Burton M. Tansky, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.2*

Rollover Agreement dated as of October 4, 2005 by and among the Company, Newton Acquisition, Inc., and Burton M. Tansky, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.3*

Form of Rollover Agreement by and among the Company, Newton Acquisition, Inc. and certain members of management, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.4

Credit Agreement dated as of October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Company, the Subsidiary Guarantors, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, Credit Suisse and Deutsche Bank Securities Inc., as joint lead arrangers, Banc of America Securities LLC and Goldman Sachs Credit Partners L.P., as co-arrangers, Credit Suisse, Deutsche Bank Securities Inc., Banc of America Securities LLC and Goldman Sachs Credit Partners L.P., as joint bookrunners, and Credit Suisse, Banc of America Securities LLC and Goldman Sachs Credit Partners L.P., as co-syndication agents, General Electric Capital Corporation as documentation agent and the lenders thereunder, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.5

Credit Agreement dated as of October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Company, the Subsidiary Guarantors, Credit Suisse, as administrative agent and collateral agent,

Credit Suisse and Deutsche Bank Securities Inc. as joint lead arrangers, Banc of America Securities LLC and Goldman Sachs Credit Partners L.P. as co-arrangers, Credit Suisse, Deutsche Bank Securities Inc., Banc of America Securities LLC and Goldman Sachs Credit Partners L.P. as joint bookrunners, Deutsche Bank Securities Inc., Banc of America Securities LLC and Goldman Sachs Credit Partners L.P. as co-syndication agents and the lenders thereunder, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.6

Pledge and Security Agreement dated as of October 6, 2005 among Newton Acquisition Merger Sub, Inc., the Company, Newton Acquisition, Inc., the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.7

Pledge and Security and Intercreditor Agreement dated as of October 6, 2005, among Newton Acquisition Merger Sub, Inc., the Company, Newton Acquisition, Inc., the Subsidiary Guarantors and Credit Suisse, as administrative agent and collateral agent, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.8

Lien Subordination and Intercreditor Agreement dated as of October 6, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc., the Subsidiary Guarantors, Deutsche Bank Trust Company Americas, as revolving facility agent, and Credit Suisse, as term loan agent, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.9

Form of First Priority Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement from the Company to Credit Suisse, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.10

Form of First Priority Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement from the Company to Credit Suisse, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.11

Form of Second Priority Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement from the Company to Deutsche Bank Trust Company Americas, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.12

Form of Second Priority Leasehold Mortgage, Assignment of Lease and Rents, Security Agreement and Financing Statement from the Company to Deutsche Bank Trust Company Americas, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.13

Amendment No. 1 dated as of October 6, 2005 to the Credit Agreement dated as of October 6, 2005 among the Company, Newton Acquisition, Inc., each subsidiary of the Company from time to time party thereto, the Lenders thereunder, and Credit Suisse, as administrative agent and as collateral agent for the Lenders, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 12, 2005.

10.14*	Newton Acquisition, Inc. Management Equity Incentive Plan, incorporated herein by reference to the Company’s Current Report on Form 8-K dated December 5, 2005.

10.15*	Stock Option Agreement made as of November 29, 2005 between the Company and Burton M. Tansky, incorporated herein by reference to the Company’s Current Report on Form 8-K dated December 5, 2005.

10.16*

Form of Stock Option Agreement made as of November 29, 2005 between the Company and certain eligible key employees, incorporated herein by reference to the Company’s Current Report on Form 8-K dated December 5, 2005.

10.17

Amendment No. 2 dated as of January 26, 2006 to the Credit Agreement dated as of October 6, 2005, as amended, among The Neiman Marcus Group, Inc., Newton Acquisition, Inc., each subsidiary of The Neiman Marcus Group, Inc. from time to time party thereto, the Lenders thereunder and Credit Suisse, as administrative agent and collateral agent for the Lenders, incorporated by reference to the Company’s Current Report on Form 8-K dated January 30, 2006.

10.18*

Employment Agreement between The Neiman Marcus Group, Inc. and Karen Katz, dated February 1, 2006, effective as of October 6, 2005, incorporated herein by reference to the Company’s Current Report on Form 8-K dated February 1, 2006.

10.19

Management Services Agreement, dated as of October 6, 2005 among Newton Acquisition Merger Sub, Inc., Newton Acquisition, Inc., TPG GenPar IV, L.P., TPG GenPar III, L.P. and Warburg Pincus LLC, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 28, 2006.

10.20

Registration Rights Agreement, dated as of October 6, 2005, among Newton Acquisition Merger Sub, Inc., Newton Acquisition, Inc., Newton Holding, LLC and the “Holders” identified therein as parties thereto, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 28, 2006.

10.21

Amendment No. 1 dated as of March 28, 2006 to the Pledge and Security Intercreditor Agreement dated as of October 6, 2005, among Newton Acquisition Merger Sub, Inc., The Neiman Marcus Group, Inc., Newton Acquisition, Inc. (now Neiman Marcus, Inc.), the subsidiary grantors party thereto, Credit Suisse, as administrative agent and collateral agent for the Secured Parties, incorporated herein by reference to the Company’s Current Report on Form 8-K dated March 28, 2006.

10.22

Credit Card Program Agreement, dated as of June 8, 2005, by and among the Company, Bergdorf Goodman, Inc., HSBC Bank Nevada, N.A. and Household Corporation, incorporated herein by reference to the Company’s Current Report on Form 8-K dated June 8, 2005.

10.23	Form of Servicing Agreement, by and between the Company and HSBC Bank Nevada, N.A., incorporated herein by reference to the Company’s Current Report on Form 8-K dated June 8, 2005.

10.24

Confidentiality, Non-Competition and Termination Benefits Agreement between Bergdorf Goodman, Inc. and James J. Gold dated May 3, 2004, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

10.25

Credit Agreement dated as of June 9, 2004, among the Company, the Lenders parties thereof, Bank of America, N.A., as Syndication Agent, Wachovia Bank, N.A., as Syndication Agent, Wachovia Bank, N.A., Wells Fargo Bank National Association, and BNP Paribas, as Documentation Agents, and JPMorgan Chase Bank, as Administrative Agent, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

10.26

Confidentiality, Non-Competition and Termination Benefits Agreement between the Company and Steven P. Dennis dated September 9, 2004, incorporated herein by reference to the Company’s Current Report on Form 8-K dated September 9, 2004.

10.27	The Neiman Marcus Group, Inc. 2005 Stock Incentive Plan, incorporated herein by reference to the Company’s Current Report on Form 8-K dated January 21, 2005.

10.28

Change of Control Termination Protection Agreement between the Company and Burton M. Tansky dated April 1, 2005, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.

10.29

Form of Change of Control Termination Protection Agreement between the Company and certain eligible executives, including the Named Executive Officers, dated April 1, 2005, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.

10.30

The Neiman Marcus Group, Inc. Executive Change of Control Severance Plan dated April 1, 2005, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.

10.31	The Neiman Marcus Group, Inc. General Change of Control Severance Plan dated April 1, 2005, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.

10.32

Stockholder Agreement, dated as of May 1, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc. and other parties signatory thereto, incorporated herein by reference to the Company’s Current Report on Form 8-K dated May 4, 2005.

10.33

Amendment No. 3, dated as of October 12, 2006, to the Credit Agreement dated as of October 6, 2005, as amended, among The Neiman Marcus Group, Inc., Neiman Marcus, Inc., each subsidiary of The Neiman Marcus Group, Inc. from time to time party thereto, the lenders thereunder, and Credit Suisse, as administrative agent and collateral agent for the lenders, incorporated herein by reference to the Company’s Current Report on Form 8-K dated October 17, 2006.

10.34

The Neiman Marcus Group, Inc. Key Employee Deferred Compensation Plan effective as of January 1, 2006, incorporated herein by reference to The Neiman Marcus Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

10.35

Newton Acquisition, Inc. Cash Incentive Plan effective as of November 29, 2005, incorporated herein by reference to The Neiman Marcus Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

10.36

Management Stockholders’ Agreement dated as of October 6, 2005 between Newton Acquisition, Inc., Newton Holding, LLC, TPG Newton III, LLC, TPG Partners IV, L.P., TPG Newton Co-Invest I, LLC, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Germany Private Equity VIII K.G , Warburg Pincus Private Equity IX, L.P., and the other parties signatory thereto, incorporated herein by reference to The Neiman Marcus Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

10.37

The Neiman Marcus Group, Inc. Key Employee Deferred Compensation Plan effective as of January 1, 2006, incorporated herein by reference to The Neiman Marcus Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 29, 2006.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (1)

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)	Filed herewith

*	Current management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEIMAN MARCUS, INC.
(Registrant)

Signature	Title	Date

/s/ T. Dale Stapleton	Vice President and Controller	December 6, 2006
T. Dale Stapleton	and Duly Authorized Officer
(principal accounting officer)

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Burton M. Tansky, certify that:

1.     I have reviewed this quarterly report on Form 10-Q of The Neiman Marcus Group, Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)    designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)    disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 6, 2006

/s/ BURTON M. TANSKY
Burton M. Tansky
President and Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James E. Skinner, certify that:

1.     I have reviewed this quarterly report on Form 10-Q of The Neiman Marcus Group, Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)    designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)    disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 6, 2006

/s/ JAMES E. SKINNER
James E. Skinner
Senior Vice President and Chief Financial Officer

EXHIBIT 32

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the following certifications are being made to accompany the Registrant’s quarterly report on Form 10-Q for the fiscal quarter ended October 28, 2006:

Certification of Chief Executive Officer(1)

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of The Neiman Marcus Group, Inc. (the Company) hereby certifies, to such officer’s knowledge, that:

(i) the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended October 28, 2006 (the Report) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 6, 2006	/s/ BURTON M. TANSKY
Burton M. Tansky
President and Chief Executive Officer

Certification of Chief Financial Officer(1)

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of The Neiman Marcus Group, Inc. (the Company) hereby certifies, to such officer’s knowledge, that:

(i) the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended October 28, 2006 (the Report) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 6, 2006	/s/ JAMES E. SKINNER
James E. Skinner
Senior Vice President and Chief Financial Officer

(1)A signed original for this written statement required by Section 906 has been provided to The Neiman Marcus Group, Inc. and will be retained by The Neiman Marcus Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.